Exhibit 2

THIS DOCUMENT AND THE ACCOMPANYING FORM OF PROXY OR ADS VOTING INSTRUCTION FORM ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under FSMA, if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you sell or otherwise transfer, or have sold or otherwise transferred, all your Ordinary Shares in the Company, please forward this document, but not the accompanying personalised Form of Proxy, as soon as possible to the purchaser or the transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or the transferee. If you sell or have sold or otherwise transferred only part of your holding of Ordinary Shares, you should retain these documents and consult the bank, stockbroker or other agent through whom the sale or transfer was effected. If you receive this document from another Shareholder, as a purchaser or transferee, please contact the Registrar for a personalised Form of Proxy.

WPP plc

(Incorporated in Jersey under the Companies (Jersey) Law 1991 with registered number 111714)

Proposed Transaction in respect of the Kantar Business

Circular to Shareholders

and

Notice of General Meeting

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of the Company which is set out in Part 1 (Letter from the Chairman of WPP) of this document and which contains a recommendation from the Directors that you vote in favour of the Transaction Resolution to be proposed at the General Meeting. The Transaction will not take place unless the Transaction Resolution is passed at the General Meeting.

Notice of the General Meeting, to be held at the offices of Allen & Overy LLP at One Bishops Square, London E1 6AD at 11 a.m. on 24 October 2019, is set out in Part 8 (Notice of General Meeting) of this document. Whether or not you intend to be present at the General Meeting, you are asked to complete and return the Form of Proxy in accordance with the instructions printed on it to the Company’s Registrar, c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, as soon as possible and, in any event, so as to be received by no later than 11 a.m. on 22 October 2019 (or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting). Shareholders wishing to appoint a proxy online should visit www.eproxyappointment.com or www.wpp.com/investors and follow the instructions. For security purposes, Shareholders will need to provide their Shareholder Reference Number (SRN), Control Number and Personal Identification Number (PIN) to validate the submission of their proxy online. Shareholders’ individual SRNs and PINs are shown on the printed Form of Proxy or contained in the email sent to them.

If you hold your Ordinary Shares in CREST, and you wish to appoint a proxy or proxies through the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual (available via www.euroclear.com). In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST Proxy Instruction must be properly authenticated in accordance with Euroclear’s specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare (CREST ID 3RA50) not later than 11 a.m. on 22 October 2019.

The completion and return of a Form of Proxy will not prevent you from attending the General Meeting and voting in person should you so wish and be so entitled.

In order for holders of ADSs to vote upon the Transaction Resolution to be proposed at the General Meeting, they must hold the ADS(s) as of the ADS Record Date (2 October 2019) and they must return the enclosed ADS Voting Instruction Form to the Depositary so as to be received no later than 10:00 a.m. EST on 18 October 2019 (or 10:00 a.m. EST on 17 October 2019 if a participant in the WPP Savings and Investment Plan) or they must provide timely electronic voting instructions to the Depositary in the manner prescribed in the ADS Voting Instruction Form. If you hold your ADSs in a brokerage or custodian account, please consult with your broker or custodian on how you may give instructions. Registered holders of ADSs as of the ADS Record Date who wish to attend and vote at the General Meeting must follow the attendance and voting procedures set forth in the ADS Voting Instruction Form.

Goldman Sachs International (Goldman Sachs), which is authorised by the Prudential Regulatory Authority and regulated by the Financial Conduct Authority and the Prudential Regulatory Authority in the United Kingdom, is acting as joint financial adviser to WPP and no one else in connection with the Transaction and will not be responsible to anyone other than WPP for providing the protections afforded to clients of Goldman Sachs, nor for providing advice in relation to the Transaction, the contents of this document or any transaction, arrangement or other matter referred to in this document. In addition, Goldman Sachs, together with others, is providing financing to Bain Capital Private Equity (Europe), LLP in connection with the Transaction, for which it could be paid fees and other amounts and earn a profit. Goldman Sachs may also provide risk management products to WPP in connection with the Transaction for which it could earn a profit. Neither Goldman Sachs nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, tort, under statute or otherwise) to any person who is not a client of Goldman Sachs in connection with the Transaction, this document, any statement contained herein or otherwise.

Ardea Partners International LLP (Ardea Partners) has provided financial advice to WPP and no one else in connection with certain of the matters described in this document and will not be responsible to anyone other than WPP for providing the protections afforded to clients of Ardea Partners nor for providing advice in connection with the Transaction, the contents of this document or any transaction, arrangement or other matter referred to in this document. Neither Ardea Partners nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Ardea Partners in connection with the Transaction, the matters described in this document, any statement contained herein or otherwise.

Merrill Lynch International (BofA Merrill Lynch), which is authorised by the Prudential Regulatory Authority and regulated by the Financial Conduct Authority and the Prudential Regulatory Authority in the United Kingdom, is acting exclusively as sponsor and as joint financial adviser to WPP in connection with the Transaction and for no one else and will not be responsible to anyone other than WPP for providing the protections afforded to its clients nor for providing advice in relation to the Transaction, the contents of this document or any transaction, arrangement or other matter referred to in this document.

Lazard Frères & Co. LLC (Lazard) has provided financial advice to WPP and no one else in connection with certain matters relating to the Transaction and will not be responsible to anyone other than WPP for providing the protections afforded to clients of Lazard nor for providing advice in connection with the Transaction or other matters referred to herein. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with the Transaction, other matters described in this document, any statement contained herein or otherwise.

Apart from the responsibilities and liabilities, if any, which may be imposed upon Goldman Sachs, Ardea Partners, BofA Merrill Lynch or Lazard by FSMA or the regulatory regime established thereunder, none of Goldman Sachs, Ardea Partners, BofA Merrill Lynch or Lazard accept any responsibility whatsoever or make any representation or warranty, express or implied, concerning the contents of this document, including its accuracy, completeness or verification, or concerning any other statement made or purported to be made by it, or on its behalf, in connection with the Company or the Transaction, and nothing in this document is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or future. Each of Goldman Sachs, Ardea Partners, BofA Merrill Lynch and Lazard accordingly disclaim, to the fullest extent permitted by law, all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to herein) which it might otherwise have in respect of this document or any such statement.

This document is a circular relating to the Transaction which has been prepared in accordance with the Listing Rules and approved by the FCA. For a discussion of the risks relating to the Transaction, please see the discussion of risks and uncertainties set out in Part 2 (Risk Factors) of this document.

Capitalised terms have the meaning ascribed to them in Part 7 (Definitions) of this document.

A summary of action to be taken by Shareholders is set out on page 16 of this document and in the Notice of General Meeting set out in Part 8 (Notice of General Meeting) of this document.

This document is dated 7 October 2019.

IMPORTANT NOTICES

Information regarding forward looking statements

This document contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature. All statements other than statements of historical fact are forward-looking statements. They are based on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “goals”, “intends”, “anticipates”, “believes”, “targets”, “aims” or “projects”. Words or terms of similar substance or the negative thereof, are forward-looking statements, as well as variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.

Forward-looking statements include statements relating to: (a) future capital expenditures, expenses, revenues, earnings, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (b) business and management strategies and the expansion and growth of the Company’s operations; and (c) the effects of global economic conditions on the Company’s business.

Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements of the Company to differ materially from the expectations of the Company, include, among other things, general business and economic conditions globally, industry trends, competition, changes in government and changes in regulation and policy, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, interest rates and currency fluctuations, changes in its business strategy, political and economic uncertainty and other factors discussed in Part 2 (Risk Factors) of this document. Such forward-looking statements should therefore be construed in light of such factors.

Neither the Company nor any of its Directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this document will actually occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this document.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules and the Disclosure Guidance and Transparency Rules), the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The above explanatory wording regarding forward-looking statements does not in any way seek to qualify the statement regarding working capital that can be found at paragraph 11 of Part 6 (Additional Information) of this document.

No profit forecast

Other than as expressly stated, no statement in this document is intended as a profit forecast or a profit estimate and no statement in this document should be interpreted to mean that earnings per Ordinary Share for the current or future financial years will necessarily match or exceed the historical published earnings per Ordinary Share.

Shareholder helpline

If you have any questions about this document, the General Meeting or on the completion and return of the Form of Proxy, please call the Computershare shareholder helpline between 8:30 a.m. and 5:30 p.m. (London (UK) time) Monday to Friday (except UK public holidays) on 0370 707 1411 (calls to this number from the UK are charged at the standard national rate plus network extras) or on +44 (0)370 707 1411 from outside the UK.

Please note that calls may be monitored or recorded and the helpline cannot provide financial, legal or tax advice or advice on the merits of the Transaction.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or Date

Announcement of the Transaction	12 July 2019

ADS Record Date (to determine holders of ADSs entitled to instruct the Depositary to vote shares represented by ADSs at the General Meeting)	2 October 2019

Publication and posting of this document, the Notice of General Meeting and the Form of Proxy	7 October 2019

Mailing date for ADS Voting Instruction Form	8 October 2019

Latest time and date for receipt of ADS Voting Instruction Form if you are a participant in the WPP Savings and Investment Plan	10:00 a.m. EST on 17 October 2019

Latest time and date for receipt of ADS Voting Instruction Form	10:00 a.m. EST on 18 October 2019

Latest time and date for receipt of Form of Proxy and CREST Proxy Instructions in respect of the General Meeting	11 a.m. on 22 October 2019

General Meeting	11 a.m. on 24 October 2019

Expected date of First Completion of the Transaction (subject to approval)	Early 2020

First Long Stop Date	12 February 2020

Second Long Stop Date	12 July 2020

Notes:

(1)	All references in this document to time are to London (UK) time unless otherwise stated.

(2)	The timetable may be subject to change. If any of the above times and/or dates should change, the new times and/or dates will be announced to Shareholders through a Regulatory Information Service.

(3)

Holders of ADSs who present their ADSs to the Depositary for cancellation (and receipt of the corresponding Ordinary Shares) after announcement of the General Meeting and before the date of the General Meeting will be required, in addition to satisfying the other conditions specified in the US Deposit Agreement for the cancellation of ADSs, to certify that: (a) they beneficially owned the ADSs as of the ADS Record Date and have not given, and will not give, voting instructions to the Depositary in respect of the ADSs in relation to the General Meeting (and they will not attend and vote at the General Meeting as a registered holders of the ADSs); (b) they beneficially owned the relevant ADSs as of the ADS Record Date and have given voting instructions to the Depositary in respect of such ADSs in relation to the General Meeting (or will attend and vote at the General Meeting as a registered holders of the ADSs) and that they undertake not to vote the corresponding Ordinary Shares at the General Meeting (other than as registered holders of ADSs as of the ADS Record Date) and not to transfer the corresponding Ordinary Shares before the date of the General Meeting; or (c) they did not beneficially own the ADSs as of the ADS Record Date, and that they undertake not to vote the corresponding Ordinary Shares at the General Meeting and not to transfer the corresponding Ordinary Shares before the date of the General Meeting.

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors	Roberto Quarta (Chairman)
Mark Read (Chief Executive Officer)
Paul Richardson (Group Finance Director)
Nicole Seligman (Senior Independent Non-Executive Director)
Jacques Aigrain (Independent Non-Executive Director)
Tarek Farahat (Independent Non-Executive Director)
Sir John Hood (Independent Non-Executive Director)
Daniela Riccardi (Independent Non-Executive Director)
Cindy Rose (Independent Non-Executive Director)
Sally Susman (Independent Non-Executive Director)
Solomon D. (Sol) Trujillo (Independent Non-Executive Director)
Jasmine Whitbread (Independent Non-Executive Director)

Group Company Secretary	Marie Capes

Registered Office	Queensway House
Hilgrove Street
St Helier
Jersey
JE1 1ES

Head Office	Sea Containers
18 Upper Ground
London
United Kingdom
SE1 9GL

Joint Financial Adviser and Sole Sponsor	BofA Merrill Lynch
Bank of America Merrill Lynch Financial Centre
2 King Edward Street
London
United Kingdom
EC1A 1HQ

Joint Financial Advisers	Goldman Sachs International
Plumtree Court
25 Shoe Lane
London
United Kingdom
EC4A 4AU

Ardea Partners International LLP
12 Conduit Street
4th Floor
London
United Kingdom
W1S 2XH

Lazard Frères & Co. LLC
30 Rockefeller Plaza
New York
NY 10112
United States

Legal Adviser	Allen & Overy LLP
One Bishops Square
London
United Kingdom
E1 6AD

Auditors	Deloitte LLP
1 New Street Square
London
United Kingdom
EC4A 3HQ

Reporting Accountants	Deloitte LLP
1 New Street Square
London
United Kingdom
EC4A 3HQ

Registrar	Computershare Investor Services (Jersey) Limited
Queensway House
Hilgrove Street
St Helier
Jersey
JE1 1ES

PART 1

LETTER FROM THE CHAIRMAN OF WPP

WPP plc (“WPP” or the “Company”)

Directors:	Registered office:
Roberto Quarta (Chairman)	Queensway House
Mark Read (Chief Executive Officer)	Hilgrove Street
Paul Richardson (Group Finance Director)	St Helier
Nicole Seligman (Senior Independent Non-Executive Director)	Jersey
Jacques Aigrain (Independent Non-Executive Director)	JE1 1ES
Tarek Farahat (Independent Non-Executive Director)
Sir John Hood (Independent Non-Executive Director)	Head office:
Daniela Riccardi (Independent Non-Executive Director)	Sea Containers
Cindy Rose (Independent Non-Executive Director)	18 Upper Ground
Sally Susman (Independent Non-Executive Director)	London
Solomon D. (Sol) Trujillo (Independent Non-Executive Director)	United Kingdom
Jasmine Whitbread (Independent Non-Executive Director)	SE1 9GL

7 October 2019

Dear Shareholder,

Proposed Transaction in respect of the Kantar Business and Notice of General Meeting

1.	Introduction

On 12 July 2019, WPP announced that it had entered into a conditional agreement with Bain Capital Private Equity (Europe), LLP (Bain Capital) to sell 60 per cent. of Kantar, an industry-leading data, research, consulting and analytics business (the Transaction). Following completion of the Transaction, Kantar is expected to be (indirectly) held 60 per cent. by Bain Capital and 40 per cent. by the WPP Group as a joint venture. The Transaction implies an enterprise value of Kantar at completion of the Transaction of approximately $4.0 billion. After transaction costs, tax and WPP’s continuing investment of approximately $0.4 billion to own 40 per cent. of the equity in Kantar, net cash proceeds to WPP are expected to be approximately $3.1 billion.

I am writing to set out the background to and the reasons for the Transaction and to explain why the Board considers the Transaction to be in the best interests of WPP and our Shareholders as a whole.

In December 2018 we presented a comprehensive plan to transform WPP, both creatively and technologically. Our strategy was clear: to simplify the Group’s organisation and re-position it for growth. We said that we would invest more in creative talent, establish a common data and technology strategy and make it easier for our clients to access the many strengths that reside within the WPP Group. In this context, the Board also took the view that exploring a partial sale of Kantar would help WPP to realise a number of these strategic objectives, unlock Kantar’s potential and maximise value for Shareholders, whilst giving them continued exposure to a very attractive asset with the potential for additional future value realisation.

Kantar is fundamentally a strong business. It is well positioned within the global data ecosystem and has become an industry leader in its delivery of data, research, consulting and analytics to customers and consumers in over 100 countries. The Board also recognises that Kantar has not performed to its full potential over recent years and requires a step change in investment, across both technology and data, to accelerate the development of the business. The sale process that we ran was highly competitive and received significant levels of interest from potential buyers. In Bain Capital, we have an excellent financial and strategic partner that brings real expertise and a strong track record of investing to drive growth. The structure of the Transaction, in which WPP retains a 40 per cent. equity interest in Kantar, allows Shareholders to benefit from the expected long term upside in Kantar and also supports our differentiated data strategy, as we focus on delivering solutions to our clients through the usage, rather than the ownership, of data.

From a financial perspective, we have been clear that our priority is to put the balance sheet into a stronger position. The net cash proceeds arising from the Transaction allow WPP to strengthen its balance sheet significantly. We intend to use approximately 60 per cent of the net proceeds, approximately $1.9 billion, to reduce leverage to the bottom end of the target range of 1.5 – 1.75x average net debt/EBITDA and this will be achieved in 2020, a year ahead of the date we originally set. Our current intention is that the balance, being approximately $1.2 billion, will be returned to Shareholders after proceeds are received, and the Board will take a view on the most appropriate method of returning capital at that time.

A General Meeting is to be held at the offices of Allen & Overy LLP at One Bishops Square, London E1 6AD at 11 a.m. on 24 October 2019 for the purpose of seeking your approval to the Transaction.

The Board unanimously considers the Transaction to be in the best interests of WPP and its Shareholders taken as a whole and recommends that Shareholders vote in favour of the Transaction Resolution.

Shareholders should read the whole of this document and not rely on the summary of the Transaction in this letter. Capitalised terms have the meaning ascribed to them in Part 7 (Definitions) of this document.

2.	Background to and reasons for the Transaction

On 25 October 2018, WPP highlighted the significant opportunity to develop Kantar into the world’s leading data, insights and consulting company. The Board considered that the best way to unlock Kantar’s potential and maximise shareholder value was with a strategic or financial partner. It was envisaged that WPP would remain a shareholder with strategic links to ensure that the benefits to clients were realised.

On 11 December 2018, WPP presented the results of its strategic review, setting out a new plan to return WPP to growth. As part of this strategy, the Company outlined its intention to simplify its structure, to remove duplication and be able to respond better to clients’ needs. It also affirmed its intention to develop Kantar with a potential strategic or financial partner, and reiterated its intention to reduce its financial leverage to within a target range of 1.5 – 1.75x average net debt to EBITDA by 2021.

Kantar has attracted significant levels of interest from potential financial partners, leading to the agreement with Bain Capital. The Board believes that the Transaction will allow Kantar to strengthen its industry-leading position through the combined expertise and resources of WPP and Bain Capital. It also crystallises significant value for Shareholders, while giving them continued exposure to an attractive business with the potential for further value realisation in the future.

•	Partnership for growth

The new partnership aims to develop Kantar into the world’s leading data, insights and consulting company benefitting from the combined expertise, revenue and client base of WPP and Bain Capital. It also aligns interests in the next phase of Kantar’s evolution, with Bain Capital owning 60 per cent. of Kantar and WPP owning 40 per cent. of Kantar through its continuing investment of approximately $0.4 billion following completion of the Transaction. The partnership focuses on realising Kantar’s growth potential, including plans to invest in talent and scale Kantar products through technology, analytics and automation.

•	Greater focus and simplified WPP structure

In line with the new strategy outlined in December 2018, the Transaction allows WPP to focus on its core business as a creative transformation company. Along with the other restructuring actions

WPP has taken, including the mergers of certain agencies and the disposal of a number of other businesses, the Transaction will lead to a simplified structure which will be more straightforward to manage and will allow WPP to focus on the delivery of its core product offering to its clients, making it less complex for clients to access WPP’s services.

•	Supports WPP’s differentiated data strategy

The Transaction supports WPP’s strategy of delivering data-driven solutions through data usage, not data ownership. WPP believes that clients are best served through the provision of an open data platform to support decision-making. This platform will combine WPP’s own data assets (including Kantar) with client data and other data sources, including those of major technology companies, alongside a cloud-based transformation of WPP’s data management business and GroupM’s capacity to apply broader sets of results data to effective marketing services.

•	Allows WPP to strengthen its balance sheet

WPP’s decision to use approximately 60 per cent. of net proceeds from the Transaction to reduce leverage means that the Company’s net debt will be at the low end of its 1.5 – 1.75x average net debt to EBITDA range in 2020, a year ahead of the target set out in its strategy update in December 2018. The Board believes that a strengthened balance sheet is appropriate at this stage of WPP’s transformation and given the structural changes the industry is undergoing. The use of net proceeds emphasises the importance in finding the right balance between a stronger balance sheet and returning proceeds to shareholders.

•	Creates value for Shareholders

The Transaction creates value for Shareholders. The headline enterprise value of approximately $4.0 billion represents an 8.2x multiple of Kantar’s FY 2018 headline EBITDA. WPP plans to return approximately $1.2 billion of the net proceeds to its Shareholders, with continued value upside through WPP’s 40 per cent. retained equity stake. The auction process created and maintained competitive tension throughout, which helped to achieve a valuation within WPP’s range of expectation while maximising certainty of completion.

3.	Principal terms and conditions of the Transaction

The Sale Agreement was entered into on 12 July 2019 by a special purpose vehicle incorporated by Bain Capital, Summer (BC) Topco S.à r.l. (the Purchaser), with Summer (BC) UK Bidco Limited (UK Bidco) and the Company. The Purchaser and UK Bidco are ultimately owned and controlled by Bain Capital. Pursuant to the Sale Agreement, the Company has agreed to procure the disposal of a majority share of the equity interests which comprise the Kantar Business (the Target Group) to the Purchaser or its designated purchasers (being subsidiaries of the Purchaser). Following completion of the Transaction, the Target Group is expected to be (indirectly) held 60 per cent. by the Purchaser and 40 per cent. by the WPP Group (the Joint Venture).

At present, the entities comprising the Target Group sit within the wider WPP Group. The Sale Agreement contemplates that, prior to completion of the Transaction, the Target Group will be carved out of the wider WPP Group by way of a corporate reorganisation (the Kantar Reorganisation). The transfer of certain members of the Target Group pursuant to the Kantar Reorganisation and/or subsequently pursuant to the Transaction, will require certain regulatory approvals and other legal requirements to be obtained or fulfilled and will also involve negotiations with a number of third party shareholders in certain members of the Target Group.

The Company expects that it will take a number of months after signing of the Sale Agreement on 12 July 2019 to complete the Kantar Reorganisation. The Transaction may therefore complete in more than one stage: (i) an initial completion (First Completion) at which the majority of the Target Group will be moved into the Joint Venture structure and at which time the Purchaser will acquire its interest in the Joint Venture, currently expected in early 2020; and (ii) one or more subsequent completions (Deferred Completions) at which further members of the Target Group will be transferred into the Joint Venture structure as and when the relevant regulatory approvals or other legal requirements in respect of these entities are obtained or fulfilled and/or (as applicable) processes involving and/or negotiations with third party shareholders are concluded.

The Transaction implies an enterprise value of Kantar at completion of the Transaction of approximately $4.0 billion. After the addition of net cash and a working capital adjustment, and the subtraction of non-controlling interests and other adjustment items, the Transaction implies an equity value for 100 per cent. of Kantar as at 31 December 2018 of approximately $3.6 billion (the Total Headline Base Consideration). A ticking fee reflecting profit foregone by the Continuing Group since the Locked Box Date to the date of completion will be applied to the Total Headline Base Consideration at a rate of 4.8 per cent. per annum (the Profit Amount), with the Profit Amount being added to the consideration payable for the Target Group. A portion of the Total Headline Base Consideration, being $65,000,000, is potentially payable by the Purchaser in respect of certain deferred value items (the Deferred Value) (see paragraph 1.4 (Deferred Consideration) of Part 3 (Principal Terms and Conditions of the Transaction) of this document for further information). The net cash proceeds received by WPP in connection with the Transaction will, assuming that 100 per cent. of the Target Group is transferred to the Joint Venture, be approximately: (a) the Total Headline Base Consideration plus the Profit Amount; minus (b) the Deferred Value, transaction costs, tax and WPP’s continuing investment of approximately $0.4 billion (being 40 per cent. of the post-Transaction equity) in Kantar.

At First Completion, the Company will receive payment in cash equal to the aggregate consideration for each Kantar entity transferred at First Completion, together with the applicable Profit Amount and adjusted to reflect: (i) the value reinvested into and retained in the Kantar Business by the Continuing Group at First Completion; and (ii) certain distributions made by members of the Target Group (which are transferring at First Completion) to the Continuing Group before First Completion. At each Deferred Completion, the Company will receive payment in cash equal to the aggregate consideration for each Kantar entity transferred at that Deferred Completion, together with the applicable Profit Amount and adjusted to reflect: (i) the value reinvested into and retained in the Kantar Business by the Continuing Group at such Deferred Completion; and (ii) certain distributions made by members of the Target Group (which are transferring at such Deferred Completion) to the Continuing Group before such Deferred Completion.

First Completion is conditional on the satisfaction of certain conditions, being: (i) antitrust clearances having been obtained (or the Transaction otherwise being deemed cleared) from the European Commission and regulatory authorities in the United States, China, Russia, Turkey, South Korea, South Africa and Mexico; (ii) the passing of the Transaction Resolution; (iii) all or a material part of the Kantar operations in the United States, the United Kingdom, France and Brazil being delivered into the Joint Venture structure at First Completion (the Purchaser may, in its sole discretion, waive this condition); and (iv) completion of such proportion of the Kantar Reorganisation such that, at First Completion, the Company is in a position to complete on the sale of Kantar entities representing not less than 90 per cent. of the Total FY18 Baseline EBITDA of the Kantar Business (the Company may at any time, in its sole discretion, waive this threshold down to 86 per cent. of the Total FY18 Baseline EBITDA).

From the date of the Sale Agreement until the conclusion of the General Meeting, the Company has agreed that it will not solicit or engage in any discussion or agreement with anyone other than Bain Capital in relation to an acquisition of the Target Group or any similar transaction (including the disposal of any interest in any Kantar entity or of any part of the Kantar Business).

The Joint Venture will be organised into a “US structure” comprising the US owned parts of the Kantar Business, and a “rest of world structure” comprising the Kantar Business in the rest of the world (the two holding vehicles for the separate structures being the JV Companies). The Company will own its interests in the “US structure” through two indirect subsidiaries of the Company, while the Company will own its interests in the “rest of world structure” through one indirect subsidiary of the Company (the indirect subsidiaries together being, the WPP Securityholders and, together with the Purchaser, the Securityholders). The Shareholders’ Agreement will document the ongoing governance and operation of the Joint Venture. It will be entered into between the JV Companies, the Purchaser (and such of its affiliates who may hold interests in the JV Companies at First Completion) (the Investor Securityholders) and each of the WPP Securityholders on First Completion.

The management body of each of the two JV Companies will have a maximum of eight directors, with the same directors on each management body. While the WPP Securityholders own more than 20 per cent. of the securities in the JV Companies (JV Securities), they may, together, appoint up to two directors to the management body of each JV Company. The Investor Securityholders may appoint up to six directors to each management body. The directors appointed by the Investor Securityholders will control each management body through weighted voting rights. The first chairman will be appointed by agreement between the Securityholders. The CEO of each JV Company and any subsequent chairman will be appointed by the Investor Securityholders after consultation with the WPP Securityholders (provided the WPP Securityholders own at least 10 per cent. of the JV Companies). The parties have agreed a list of customary reserved matters that will not be undertaken by the JV Companies without the approval of the Investor Securityholders and the WPP Securityholders. In most cases, these matters are subject to the WPP Securityholders owning a minimum amount of the JV Companies.

Other than in certain circumstances, a transfer of JV Securities is not permitted under the Shareholders’ Agreement before the third anniversary of First Completion. After the third anniversary of First Completion, each Securityholder will only be able to sell JV Securities after first offering the same JV Securities to the other Securityholders (the ROFO). If a Securityholder wishes to sell JV Securities in one JV Company, it must also sell the same proportion of its JV Securities in the other JV Company.

After following the ROFO process, if the majority owner of JV Securities agrees to sell its entire stake to a third party such that, after completing the sale, the third party would become the majority owner, the holder of more than 50 per cent. of the JV Securities (the Majority Holder) will have the right to require the WPP Securityholders to sell their entire stake to that third party at the same price and on the same terms as the Investor Securityholders (a Drag).

After following the ROFO process, if the majority owner of JV Securities continues to be the majority owner and wishes to sell their JV Securities such that the buyer, after completing the sale, would own at least half of the JV Securities, each minority owner has the option to sell either all of, or the same proportion of, their JV Securities as the proportion that the majority owner is selling. If the buyer of the majority owner’s JV Securities would, after the transfer, own less than half of the JV Securities, each minority owner may only sell their pro rata proportion of JV Securities (a Tag). The price for any JV Securities held by a minority owner will be the same price per JV Security as the price offered to the majority owner. However, a Tag will not be exercisable if the Majority Holder drags the minority holders as described above.

If the price offered to the majority owner as part of any Tag or Drag includes a non-cash component that is not liquid marketable securities, the WPP Securityholder will have the option to either receive: (i) the same mix of non-cash and cash consideration as the Majority Holder; or (ii) all cash consideration with the non-cash component being satisfied with the cash equivalent of the non-cash component (to be calculated by the Majority Holder or, if requested by the relevant WPP Securityholder, an independent expert).

After the third anniversary of First Completion, the Investor Securityholders may direct that an initial public offering of the Joint Venture group be initiated and that each relevant Securityholder participate in any pre-IPO reorganisation provided that the reorganisation does not adversely affect the value of the JV Securities of any Securityholder disproportionately.

Each JV Company is to be self-financing and will obtain any additional funds required from third parties. No Securityholder is obliged to contribute any funds (whether in the form of debt or equity) to any JV Company.

Upon First Completion, WPP and Bain Capital will enter into the two Transitional Services Agreements, one providing for the provision of services by the Continuing Group to the Target Group in respect of, among other matters, finance, payroll, treasury and tax, and the other providing for the provision of certain information technology and communication services by the Continuing Group to the Target Group.

Further details of the Sale Agreement, the Shareholders’ Agreement and the Transitional Services Agreements are set out in Part 3 (Principal Terms and Conditions of the Transaction) of this document.

4.	Information on Kantar

Kantar is an industry-leading global data, research, consulting and analytics business, which offers a comprehensive view of customers and consumers, including the way they live, shop, vote, watch and tweet, in over 100 countries worldwide, providing deep, proprietary, permission-based data sets and panels, insights and analytics to assist clients in making evidence-based decisions. Kantar focuses on human understanding at scale and speed by aggregating and connecting multiple sources (including proprietary and third party) and types (attitudinal/behavioural, passive/active) of data to provide clients with increasingly real-time, predictive and actionable insights. WPP launched Kantar in 1992 by consolidating its existing market research businesses, and has added significantly to its reach and capabilities since then through a combination of acquisitions, partnerships and internal product development.

The Kantar Business largely reflects the Data Investment Management segment of the WPP Group and has a number of subdivisions within its three complementary key business models, Insights, Data and Specialist, which undertake a range of data, research, consulting and analytics activities. In March 2019, Kantar unified its customer facing branding under the single Kantar brand, rather than differentiating by sub-division from a branding perspective. The key offerings of each business model are set out below:

Insights

Insights is a global research-based insights and analytics brand, supporting marketing-driven growth strategies. It carries out customised market research for specific clients, often to address a particular question or provide a particular solution, specialising in:

•	advertising, marketing and brand communications, measurement of creative programs, media strategy, brand equity and digital research across a range of industries and categories; and

•	advising clients on specific growth strategies around new market entry, innovation, brand communication and customer experience.

Data

Within the Data segment, Kantar operates under three key divisions, Profiles, Media and Worldpanel:

•

Profiles is a digital data collation and connection specialist, providing privacy-compliant customer profiles. It provides customised data collation and research on consumer behaviour which began as Kantar’s consumer panel provider, but is now a data platform developing customer profiles and connecting attitudinal and behavioural data. It offers surveys (both self-service and full service), data matching and connecting, media activation and a data portal.

•

Media enables clients to better understand “paid, owned and earned” media behaviour to optimise investment and outcomes. It offers audience measurement services across a range of media platforms and devices, and offers related services such as advertising expenditure monitoring, reputation intelligence, consumer targeting via its TGI (target group index) product, as well as measuring brand coverage.

•

Worldpanel is a global expert in monitoring and understanding shoppers’ behaviour through consumer panels. It offers core syndicated data services supported by a combination of continuous and project-based insights and analytics, and operates consumer panels in 40 countries.

Specialist

Within the Specialist segment, Kantar is active under three divisions, Consulting, Public and Health:

•

Consulting is a specialist growth consultancy, helping clients to develop and execute brand, marketing and omni-channel strategies to deliver growth through asset-based solutions. It offers services relating to consumer behaviour, retail promotions and marketing, offering content subscriptions, datasets, reports and retail sales analytics tools, as well as consultancy services.

•	Public is a specialised consulting and research firm that advises governments, NGOs and corporations on public policy, service delivery and communications.

•

Health is a leading global healthcare research and consulting brand, which helps clients to evaluate opportunities, launch products and maintain brand and market leadership. It provides brand and commercial business decision support, provides research and monitoring for product value strategy, safety and effectiveness, and conducts epidemiology, forecasting and market modelling as well as clinical trial and compound optimisation.

The financial performance of Kantar for the 2018 financial year (excluding the allocation of head office costs) is set out below.

£ (million)
Revenue[1]	2,560.6
Revenue[1] less pass-through costs	1,958.4
Headline EBITDA	386.0
Headline PBIT	330.4
Reported PBIT	221.2
Reported PBT	219.3

The gross assets of Kantar at 31 December 2018, excluding intercompany receivables, were £4,553.1 million.

Note:

(1)	Revenue excludes intercompany revenue between Kantar entities and other WPP Group entities.

5.	Information on Bain Capital

Bain Capital is a leading global private investment firm which advises and manages capital across several asset classes, including private equity, venture capital, public equity and leveraged debt assets. Since its inception in 1984, Bain Capital and its affiliates have completed over 450 transactions and have made investments in more than 330 companies in a broad range of industries, including consumer/retail, financial and business services, healthcare, industrials, and technology, media and telecommunications. Bain Capital’s global team of approximately 485 investment professionals creates value for its portfolio companies through its global platform and depth of expertise, managing approximately $105 billion of assets in total and leveraging the firm’s shared platform to capture opportunities in strategic areas of focus. Bain Capital has investors from across the world that include sovereign wealth funds, public pension funds, foundations, insurance companies, family offices, high-net-worth individuals and funds of funds. The firm has a strong track record of investments in the technology and business services industry, including its investments in Macromill, the Cerved Group, Nexi, Concardis, Nets, Worldpay and Zellis. Headquartered in Boston, Bain Capital and its affiliates have offices in Chicago, Dublin, Guangzhou, Hong Kong, London, Luxembourg, Madrid, Melbourne, Mumbai, Munich, New York, Palo Alto, San Francisco, Seoul, Shanghai, Sydney and Tokyo.

6.	Use of proceeds, financial effects of the Transaction and on-going dividend policy

The net cash proceeds arising from the Transaction are expected to be approximately $3.1 billion.

It is WPP’s intention to use the net cash proceeds from the Transaction as follows:

•

the Company intends to retain approximately 60 per cent. of the net proceeds of the Transaction to reduce its leverage to the low end of the Company’s target range of 1.5 – 1.75x average net debt/EBITDA for 2020, a year ahead of the target date; and

•	the balance of proceeds, being approximately $1.2 billion, is intended to be returned to Shareholders.

The Transaction is expected to deliver a low-double digit percentage reduction to earnings in 2020 and 2021. Taken together with the reduction in leverage to the low end of the Company’s target range and the proposed return of capital to Shareholders, the Transaction is expected to deliver a mid-single digit percentage reduction to headline earnings per Ordinary Share in 2020, and to deliver a marginal reduction to headline earnings per Ordinary Share in 2021. WPP’s dividend policy of paying 60p per Ordinary Share until headline earnings per Ordinary Share recovers to 120p remains unchanged as a result of the proposed Transaction.

7.	Current trading, trends and future prospects

On 9 August 2019, the Company published a trading update for the six month period ended 30 June 2019. This trading update included the following summary of the significant trends in the financial performance of the WPP Group for this period:

•

in the second quarter of 2019, like-for-like revenue less pass-through costs in the Group’s global integrated agencies was -0.3 per cent., a significant improvement on the -3.4% in the first quarter. All of the agencies within this segment improved over the first quarter, particularly VMLY&R, Ogilvy, Grey and GroupM;

•

data investment management showed some improvement in the second quarter, with like-for-like revenue less pass-through costs up 0.5 per cent. compared with 0.2 per cent. in the first quarter, with Insights showing the biggest improvement. North America and Western Continental Europe improved with the United Kingdom and Asia Pacific slower;

•

public relations slowed in the second quarter with like-for-like revenue less pass-through costs down 2.6 per cent., compared with -0.4 per cent. in the first quarter. This was driven by weaker performance in the Group’s financial public relations businesses in the United Kingdom and Germany, partly the result of strong comparatives in the second quarter of 2018; and

•

in the Group’s specialist agencies, like-for-like revenue less pass-through costs was down 7.1 per cent., compared with -4.3 per cent. in the first quarter. The Group’s specialist agencies includes the specialist global Ford agency, GTB, and reflects the loss of the omni-channel work in the second half of last year.

There has been no significant change to the current trading of the Group since this statement was made. A further update on current trading and prospects of the Group will be provided when results for the nine-month period ended 30 September 2019 are published on 25 October 2019.

8.	Risk factors

For a discussion of the risks and uncertainties which you should take into account when considering whether to vote in favour of the Transaction Resolution, please refer to Part 2 (Risk Factors) of this document.

9.	General Meeting

In accordance with the Listing Rules, due to the size of the Transaction in relation to the size of the Company, the Transaction constitutes a Class 1 transaction (as defined in the Listing Rules) and requires the approval of the Company’s Shareholders under the Listing Rules. A notice convening the General Meeting, at which the Transaction Resolution will be proposed, is set out in Part 8 (Notice of General Meeting) of this document.

You will find set out in Part 8 (Notice of General Meeting) of this document a Notice of General Meeting convening a General Meeting to be held at the offices of Allen & Overy LLP at One Bishops Square, London E1 6AD at 11 a.m. on 24 October 2019.

At the General Meeting the Transaction Resolution will be proposed which, if passed, will approve the Transaction substantially on the terms and subject to the conditions summarised in Part 3 (Principal Terms and Conditions of the Transaction) of this document and will authorise the Directors to give effect to the Transaction.

The full text of the Transaction Resolution is included in the Notice of General Meeting, which is set out in Part 8 (Notice of General Meeting) of this document.

10.	Action to be taken

You will find enclosed with this document a Form of Proxy or ADS Voting Instruction Form for use in respect of the Transaction Resolution to be proposed at the General Meeting. Whether or not you intend to be present at the General Meeting, you are requested to complete the Form of Proxy in accordance with the instructions printed on it, and return it as soon as possible, but in any event so as to be received by Computershare, by hand or by post, at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, not later than 11 a.m. on 22 October 2019.

Shareholders wishing to appoint a proxy online should visit www.eproxyappointment.com or www.wpp.com/investors and follow the instructions. For security purposes, Shareholders will need to provide their Shareholder Reference Number (SRN), Control Number and Personal Identification Number (PIN) to validate the submission of their proxy online. Shareholders’ individual SRNs and PINs are shown on the printed Form of Proxy or contained in the email sent to them.

If you hold your Ordinary Shares in CREST, and you wish to appoint a proxy or proxies through the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual (available via www.euroclear.com). In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST Proxy Instruction must be properly authenticated in accordance with Euroclear’s specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare (CREST ID 3RA50) not later than 11 a.m. on 22 October 2019.

The return of a completed Form of Proxy or the giving of a CREST Proxy Instruction will not prevent you from attending the General Meeting and voting in person if you so wish and are so entitled.

In order for holders of ADSs to vote upon the Transaction Resolution to be proposed at the General Meeting, they must hold the ADS(s) as of the ADS Record Date (2 October 2019) and they must return the enclosed ADS Voting Instruction Form to the Depositary so as to be received no later than 10:00 a.m. EST on 18 October 2019 (or 10:00 a.m. EST on 17 October 2019 if a participant in the WPP Savings and Investment Plan) or they must provide timely electronic voting instructions to the Depositary in the manner described in the ADS Voting Instruction Form. If you hold your ADS(s) in a brokerage or custodian account please consult with your broker or custodian on how you may give voting instructions. Registered holders of ADSs as of the ADS Record Date who wish to attend and vote at the General Meeting must follow the attendance and voting procedures set forth in the ADS Voting Instruction Form.

The Transaction Resolution will be decided on a poll and the result of the vote will be announced to the London Stock Exchange and will appear on the Company’s website, www.wpp.com.

11.	Additional information

Your attention is drawn to the additional information set out in Part 6 (Additional Information) of this document. You are advised to read the whole of this document and not just rely on the key summarised information in this letter.

12.	Financial Advice

Goldman Sachs, Ardea Partners, BofA Merrill Lynch and Lazard are acting as joint financial advisers to WPP in relation to the Transaction. BofA Merrill Lynch is acting as sponsor to WPP. In providing their respective services to the Board, Goldman Sachs, Ardea Partners, BofA Merrill Lynch and Lazard have relied upon the Board’s commercial assessment of the Transaction.

13.	Recommendation to Shareholders

The Board considers the Transaction and the passing of the Transaction Resolution are in the best interests of the Company and its Shareholders taken as a whole. Accordingly, the Board unanimously recommends that Shareholders vote in favour of the Transaction Resolution to be proposed at the General Meeting.

The Directors intend to vote in favour of the Transaction Resolution at the General Meeting in respect of the Ordinary Shares to which they are beneficially entitled (representing approximately 0.11 per cent. of the total issued share capital of WPP as at 4 October 2019 (being the last practicable date before publication of this document)).

Yours faithfully,

For and on behalf of WPP plc

Roberto Quarta

Chairman

PART 2

RISK FACTORS

This section describes the risk factors which are considered by the Directors to be material in relation to the Transaction, the new material risks to the Continuing Group as a result of the Transaction and the existing material risks which may be affected by the Transaction, as well as the material risks to the WPP Group if the Transaction were not to proceed. However, these should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. Additional risks and uncertainties not presently known to the Directors, or that the Board considers immaterial, or that the Board considers material to the Continuing Group but will not be affected by the Transaction, may also adversely affect the Continuing Group’s business, results of operations or financial condition. If any or a combination of the following risks materialise, the Continuing Group’s business, financial condition, operational performance, future performance and share price could be materially adversely affected. In such circumstances, the market price of the Company’s Ordinary Shares could decline and you may lose all or part of your investment. The information given is as of the date of this document and, except as required by the FCA, the London Stock Exchange, the Listing Rules, the Prospectus Rules, the Disclosure Guidance and Transparency Rules or any other applicable law or regulation, will not be updated.

You should consider carefully the risks and uncertainties described below, together with all other information contained in this document and the information incorporated by reference herein, before deciding whether to vote in favour of the Transaction Resolution.

1.	Risks relating to the Transaction

The Sale Agreement is subject to certain conditions which may not be satisfied

First Completion of the Transaction is conditional upon the satisfaction (or waiver, where applicable) of, among others, the following conditions:

(a)	the approval of the Shareholders at the General Meeting as set out in the notice convening the General Meeting at Part 8 (Notice of General Meeting) of this document;

(b)

obtaining antitrust clearances in respect of the Transaction from the European Commission and regulatory authorities in the United States, China, Russia, Turkey, South Korea, South Africa and Mexico (the Antitrust Conditions);

(c)

completion of such proportion of the Kantar Reorganisation such that, at First Completion, the Company is in a position to complete on the sale of Kantar entities representing not less than 90 per cent. of the Total FY18 Baseline EBITDA of the Kantar Business (but the Company may, in its sole discretion, waive this threshold down to 86 per cent. of the Total FY18 Baseline EBITDA of the Kantar Business) (the Kantar Reorganisation Condition); and

(d)

Target Companies and Target Subsidiaries to be transferred at First Completion must include all of those which have a material part of their operations and/or assets in the United States, the United Kingdom, France and Brazil (the Material Jurisdictions Condition),

details of which are set out in further detail in Part 3 (Principal Terms and Conditions of the Transaction) of this document.

The process to obtain the necessary antitrust clearance from Mexico is ongoing and is being led by Bain Capital. As at the date of this document, antitrust clearances have been received from the European Commission and regulators in the United States, China, Russia, Turkey, South Korea and South Africa. The outcome of this clearance process cannot be predicted with certainty. Pursuant to the Sale Agreement, Bain Capital has agreed to use best endeavours, and to take all steps necessary, to obtain the antitrust clearances before the First Long Stop Date. If the Company believes that an antitrust clearance will not be obtained by the First Long Stop Date, the Company is entitled to elect to delay the First Long Stop Date by two months. If, notwithstanding such obligations on Bain Capital and the ability of the Company to extend the First Long Stop Date, the clearance in Mexico is not obtained in respect of the Transaction, the Transaction may not be able to proceed.

In relation to the Kantar Reorganisation Condition and the Material Jurisdictions Condition, the transfer of certain members of the Target Group pursuant to the Kantar Reorganisation and the Transaction will require certain regulatory approvals and other legal requirements to be obtained or fulfilled and will require the Company to engage in negotiations with and/or obtain approvals from a number of third party shareholders in certain members of the Target Group. Although the Company believes that the threshold of 90 per cent. of the Total FY18 Baseline EBITDA of the Kantar Business included in the Kantar Reorganisation Condition is achievable and provides for a reasonable margin for uncertainty, the timing and results of negotiations with and approvals sought from third party shareholders, applications for regulatory approvals and other required legal processes are uncertain and unexpected delay and/or adverse outcomes may result in relevant Kantar entities not being able to be transferred pursuant to the Kantar Reorganisation and/or the Transaction at First Completion or at all. This may result in the Kantar Reorganisation Condition not being satisfied, notwithstanding the ability of the Company to waive the threshold down to 86 per cent. in its sole discretion and/or extend the time period for its achievement by two months, as described in Part 3 (Principal Terms and Conditions of the Transaction) of this document. This could also result in the Material Jurisdictions Condition not being met by First Completion.

There can be no assurance that all conditions will be satisfied (or waived, if applicable) and, accordingly, that First Completion will take place. If the Transaction does not complete in accordance with the terms of the Sale Agreement, any of the risks and uncertainties set out in section 2 of this Part 2 (Risk Factors) may adversely affect WPP’s business and results of operations.

Period between signing and First Completion

Pursuant to the Sale Agreement, Bain Capital has agreed to use its best endeavours, and to take all steps necessary, to procure that the Antitrust Conditions are satisfied as soon as is practicable and, in any event, on or before the First Long Stop Date. Also pursuant to the Sale Agreement, the Company is under an obligation to use all reasonable endeavours to procure that the Kantar Reorganisation is carried out as soon as reasonably practicable after the date of the Sale Agreement and, in any event, so as to allow First Completion to occur before the First Long Stop Date.

The timing for obtaining the antitrust clearances is uncertain and the Company expects that it will take a number of months to complete the Kantar Reorganisation. If the Company believes that the Antitrust Conditions will not be satisfied or that the Kantar Reorganisation Condition will not be capable of being satisfied by the First Long Stop Date, the Company is entitled to elect to delay the First Long Stop Date by two months, as described in Part 3 (Principal Terms and Conditions of the Transaction) of this document. Any such election will facilitate, although will delay, First Completion and may result in additional transaction costs.

During the period to First Completion, events or developments may occur, including changes in trading, operations or outlook of the Continuing Group or the Kantar Business, or external market factors, which could make the terms of the Sale Agreement less attractive for WPP. WPP would be obliged to complete the Transaction at First Completion (and any Deferred Completion) in accordance with the terms of the Sale Agreement notwithstanding such events or developments. This may have an adverse effect on the Continuing Group’s business, financial condition and results of operations.

The separation of the Kantar Business from the Continuing Group may be complex and could cause the Continuing Group to incur unexpected costs

The process of separating the Kantar Business from the Continuing Group will be structurally complex. At present, the entities comprising the Target Group sit within the wider WPP Group. The Sale Agreement contemplates that, prior to First Completion of the Transaction, certain entities comprising the Kantar Business will be carved out of the wider WPP Group by way of a corporate reorganisation and transferred to sit under certain designated Target Companies within the WPP Group, with these Target Companies then being sold pursuant to the terms of the Sale Agreement and transferred into the Joint Venture.

The transfer of certain of these entities pursuant to the Kantar Reorganisation and/or subsequently pursuant to the Transaction, will require regulatory approvals and other legal requirements to be obtained or fulfilled and will also require the Company to engage in negotiations with and/or obtain approvals from a number of third party shareholders in certain members of the Target Group. The Company therefore expects that it will take a number of months to complete the Kantar Reorganisation and the Transaction may need to complete in more than one stage. In respect of any particular member of the Target Group, if relevant approvals and other legal requirements are not obtained or fulfilled or negotiations with or approvals from third party shareholders are not concluded or obtained prior to First Completion, then (subject to the Material Jurisdictions Condition and the Purchaser’s ability to waive such condition) the relevant member of the Target Group will be transferred at a Deferred Completion. Any such deferred transfer will result in a delay in the Company receiving net cash proceeds in respect of that member of the Target Group and may also result in additional transaction costs. In addition, if relevant approvals and other legal requirements are not obtained or fulfilled or negotiations with or approvals from third party shareholders are not concluded or obtained prior to the Second Long Stop Date, then the relevant member of the Target Group will not be transferred as part of the Transaction and the Company will receive no net cash proceeds in respect of that member of the Target Group.

The separation of the Kantar Business may also be operationally complex, involving the separation of a number of business systems and support services. At First Completion of the Transaction, the Company will enter into two transitional services agreements, one agreement providing for the provision of services by the Continuing Group to the Target Group in respect of, among other matters, finance, payroll, treasury and tax, and the other agreement providing for the provision of certain information technology and communication services by the Continuing Group to the Target Group, while the separation is taking place.

The Continuing Group could incur unexpected additional costs and/or adverse impacts on the functioning of its business as a result of these reorganisation and separation processes and/or fulfilment of its obligations under the Transitional Services Agreements, which could adversely affect its financial condition and results of operations. The Company’s management will be required to allocate time and resources to these reorganisation and separation processes and to ensuring that the Continuing Group’s obligations under the Transitional Services Agreements are fulfilled. This may limit the management and financial resources available to the Continuing Group, potentially to the detriment of the Continuing Group’s overall operational and financial performance.

Exposure to liability under the Sale Agreement and the Tax Covenant

Under the Sale Agreement, the Company has given certain warranties to the Purchaser that are customary for a transaction of this nature, details of which are set out in Part 3 (Principal Terms and Conditions of the Transaction) of this document. In addition, under the Tax Covenant, the Company will agree, subject to certain exceptions and limitations, to pay amounts to the Purchaser compensating the Purchaser in respect of certain tax liabilities of the Target Group which relate to periods prior to First Completion or a Deferred Completion (as applicable). As the cap on the Company’s liability under the Sale Agreement for all warranty claims (other than claims in respect of a breach of Fundamental Warranties) and certain claims under the Tax Covenant is $140,000,000, any claim or series of claims under the warranties or the Tax Covenant may have an adverse effect on the cash flow and financial condition of the Continuing Group at that time. In addition, claims under the Tax Covenant which are Outside-Perimeter Tax Claims or which relate to tax arising as a result of the Kantar Reorganisation are not subject to a specific financial cap under the Sale Agreement or Tax Covenant. Any claim under the Tax Covenant in respect of any such issue may therefore have a material adverse effect on the cash flow and financial condition of the Continuing Group at that time. The Company’s overall maximum aggregate liability for claims in respect of a breach of Fundamental Warranties, Outside-Perimeter Tax Claims and tax claims arising as a result of the Kantar Reorganisation, is 100 per cent. of the Aggregate Consideration.

Potential for third party interference with the Transaction

As a listed company, the Company could receive approaches from third parties seeking to instigate a public takeover of the Company which might delay or prevent completion of the Transaction. Although the Sale Agreement is binding on the Company, in the event of an attractive takeover offer which was predicated on the Sale Agreement not proceeding to completion, the Directors would be obliged to consider that offer in accordance with their fiduciary duties.

Currency exchange rate fluctuations

The Group’s reporting currency is the Pound Sterling. All consideration amounts payable pursuant to the Sale Agreement are denominated in US Dollars. Accordingly, the Continuing Group is potentially exposed to variations in the US Dollar-Pound Sterling exchange rate between the date of the Sale Agreement and the date of First Completion and any Deferred Completion(s). This may result in the Pound Sterling amounts available to the Group at First Completion and any Deferred Completion(s) being less than those anticipated as of the date of this document.

2.	Risks relating to the Transaction not proceeding

If the Transaction does not proceed, the following risks and uncertainties may affect WPP’s business and results of operations:

Inability to realise value if the Transaction does not complete

The Board believes that the Transaction is in the best interests of Shareholders taken as a whole and that the Transaction currently provides the best opportunity to realise value for the Group’s majority interest in the Kantar Business, whilst retaining participation in future value generation from the Joint Venture in respect of the Kantar Business. If the Transaction does not complete, the value of the Kantar Business to the WPP Group may be lower than can be realised through the proposed Joint Venture. This could result in the financial position of the WPP Group being materially different to the position it would be in if the Transaction completed and WPP’s ability to deliver value to Shareholders may be delayed or prejudiced.

Inability to decrease leverage of the WPP Group and inability to return Transaction proceeds to Shareholders

As stated in Part 1 (Letter from the Chairman of WPP) of this document, the Board intends to use approximately 60 per cent. of the net proceeds of the Transaction to reduce its leverage to the low end of the Company’s target range of 1.5x – 1.75x average net debt/EBITDA for 2020 and to return the balance of proceeds to Shareholders. If the Transaction does not complete, the Company will not receive any proceeds in respect of the Transaction and will not be able to return any balance of proceeds to its Shareholders. In addition, the Company may not be able to decrease its leverage to the low end of its target range a year ahead of the target date.

There can be no assurance of a future sale, joint venture or other transaction involving the Kantar Business if the Transaction does not proceed

If the Transaction does not proceed, there is no assurance that the WPP Group would be able to dispose of all or part of the Kantar Business at a later date, in favourable or equivalent market circumstances. In particular, there is no guarantee that the valuation achieved under the Sale Agreement would be available in any future attempted transaction involving the Kantar Business. The Board has determined that the Transaction would offer compelling value for Shareholders in the short-term, as well as improving the prospects for the Continuing Group in the medium to long-term.

3.	Risks relating to the Continuing Group

If the Transaction is completed, the following risks and uncertainties may be affected or result as a consequence:

Inability to reduce leverage of the WPP Group and return Transaction proceeds to Shareholders

The Board believes that the Transaction is in the best interests of Shareholders taken as a whole and that the Transaction currently provides the best opportunity to realise an attractive valuation for the Kantar Business. As stated in Part 1 (Letter from the Chairman of WPP) of this document, the Board intends to use approximately 60 per cent. of the net proceeds of the Transaction to reduce its leverage to the low end of the Company’s target range of 1.5x – 1.75x average net debt/EBITDA for 2020 and return the balance of proceeds to Shareholders. Following First Completion and any Deferred Completion(s), the ability of the Company to effect such intended uses will depend on a number of factors, including external market factors, and such intended uses may not be possible or desirable to effect. It is therefore possible that the Board’s intended uses of the Transaction proceeds: (i) may not be effected; or (ii) may be effected on different terms to those currently intended, which may not result in the creation of value for Shareholders intended as at the date of this document.

The WPP Group may not realise the benefits of the Transaction and it may have a disruptive effect on the WPP Group

As stated in Part 1 (Letter from the Chairman of WPP) of this document, the Board believes that WPP’s continuing investment of approximately $0.4 billion to own 40 per cent. of the equity in Kantar will give Shareholders continued exposure to an attractive business with the potential for further value realisation in the future. However, the Group may encounter substantial difficulties in achieving such benefits, such benefits may take longer to realise than anticipated and/or such benefits may not materialise, as the success of the Kantar Business will be contingent on a number of factors, including external market factors, and the assumptions upon which the Board determined the Group’s continued investment in Kantar to be in the best interests of the Group and its Shareholders may prove to be incorrect. To the extent that the Group achieves reduced benefits or no benefits from its continuing investment in Kantar, the Continuing Group may realise reduced or no value from such continued investment.

Drag-along rights of Bain Capital

The Shareholders’ Agreement provides that, after the third anniversary of First Completion and following a ROFO process outlined at paragraph 4.3 of Part 3 (Principal Terms and Conditions of the Transaction) of this document, if the Majority Holder in the Joint Venture continues to be the Majority Holder and agrees to sell its entire stake in the Joint Venture to a third party such that, after completing the sale, the third party would become the majority owner, the Majority Holder will have the right to require the WPP Securityholders to sell their entire stake to that third party at the same price and on the same terms. In addition, after the third anniversary of First Completion, the Purchaser may direct that an initial public offering of the Joint Venture be initiated. At the time of any such sale or initial public offering, the Majority Holder or the Purchaser (as applicable) may have interests which are not aligned with, or may conflict with, those of the Company, and the Company would not have control over any such process. As a result, the terms of any such third party sale or initial public offering, including the timing, structure, pricing and other terms and conditions of the exit, may pose a misalignment or conflict to the interests of the Company and could therefore limit the Company’s ability to achieve an exit from the Joint Venture on terms which are in the best interests of the Company.

The market price of WPP shares may go down as well as up

Shareholders should be aware that the value of an investment in the Continuing Group may go down as well as up and can be highly volatile. The price at which the Ordinary Shares may be quoted and the price which investors may realise for their Ordinary Shares will be influenced by a large number of factors, some specific to the Continuing Group and its operations and some which may affect the industry as a whole, other comparable companies or publicly traded companies as a whole. The sentiments of the stock market regarding the Transaction will be one such factor and this, together with other factors including the actual or anticipated fluctuations in the financial performance of the Continuing Group and its competitors, market fluctuations, and legislative or regulatory changes in the industry in which the Continuing Group operates, could lead to the market price of Ordinary Shares going up or down.

PART 3

PRINCIPAL TERMS AND CONDITIONS OF THE TRANSACTION

1.	Sale Agreement

1.1	Parties

The Sale Agreement was entered into on 12 July 2019 between the Purchaser, UK Bidco and the Company, and was amended on 7 October 2019 pursuant to the Deed of Amendment. The Purchaser and UK Bidco are ultimately owned and controlled by Bain Capital. Pursuant to the Sale Agreement, the Company has agreed to procure that certain subsidiaries within the Continuing Group (the Sellers) will sell, and the Purchaser has agreed to acquire or procure that its designated purchasers (being subsidiaries of the Purchaser) will acquire, that percentage of the issued share capital of certain target companies within the WPP Group (the Target Companies) as will finally result in Bain Capital indirectly holding 60 per cent., and the Company indirectly holding 40 per cent., of RoW JVCo and US JVCo, being the top holding vehicles in the Joint Venture.

1.2	Kantar Reorganisation

The Sale Agreement contemplates that, prior to completion of the Transaction, certain entities comprising the Kantar Business (the Target Subsidiaries) will be carved out of the wider WPP Group by way of the Kantar Reorganisation. These Target Subsidiaries are to be transferred to sit under the Target Companies (the Target Subsidiaries and the Target Companies together being, the Target Group), with the Target Companies then being sold pursuant to the terms of the Sale Agreement and transferred into the Joint Venture.

The transfer of certain members of the Target Group pursuant to the Kantar Reorganisation and the Transaction will require certain regulatory approvals and other legal requirements to be obtained or fulfilled and may also require the Company to follow processes involving, and/or to engage in negotiations with, a number of third party shareholders in certain members of the Target Group. The Company therefore expects that it will take a number of months after signing of the Sale Agreement on 12 July 2019 to complete the Kantar Reorganisation. Accordingly, the Sale Agreement provides for the Transaction to complete in more than one stage: (i) First Completion at which the majority of the Target Group will transfer into the Joint Venture and at which time the Purchaser will acquire its interest in the Joint Venture via the sale by the Company of such percentage of the issued share capital of the Target Companies as will finally result in the Purchaser holding 60 per cent. of RoW JVCo and US JVCo post First Completion; and (ii) one or more Deferred Completions at which further members of the Target Group will be transferred from the Continuing Group to the Joint Venture structure as and when the aforementioned regulatory approvals or other legal requirements in respect of these entities are obtained or fulfilled and/or (as applicable) processes involving and/or negotiations with third party shareholders are concluded.

1.3	Consideration

The consideration is determined using a locked box mechanism, supported by locked box accounts for the Target Group dated 31 December 2018 (the Locked Box Date). The consideration will be subject to customary adjustment for any leakage (excluding permitted leakage) from the Target Group to the Continuing Group after the Locked Box Date.

The Transaction implies an enterprise value of Kantar at completion of the Transaction of approximately $4 billion. After the addition of net cash and a working capital adjustment, and the subtraction of non-controlling interests and other adjustment items, the Transaction implies an equity value for 100 per cent. of Kantar as at 31 December 2018 of approximately $3.6 billion (the Total Headline Base Consideration). A ticking fee reflecting profit foregone by the Continuing Group since the Locked Box Date to the date of completion is to be applied to the Total Headline Base Consideration at a rate of 4.8 per cent. per annum (the Profit Amount), with the Profit Amount being added to the consideration payable for the Target Group.

A portion of the Total Headline Base Consideration, being the Deferred Value, is potentially payable by the Purchaser in respect of certain deferred value items (see paragraph 1.4 (Deferred Consideration) of this Part 3 for further information). The net cash proceeds received by WPP in connection with the Transaction will, assuming that 100 per cent. of the Target Group is transferred to the Joint Venture, be approximately: (a) the Total Headline Base Consideration plus the Profit Amount; minus (b) the Deferred Value, transaction costs, tax and WPP’s continuing investment of approximately $0.4 billion (being 40 per cent. of the post-Transaction equity in Kantar).

At First Completion, the Company will receive payment in cash equal to the aggregate consideration for each Target Company and Target Subsidiary transferred at First Completion, together with the applicable Profit Amount and adjusted to reflect: (i) the value reinvested into and retained in the Kantar Business by the Continuing Group at First Completion; and (ii) certain distributions made by members of the Target Group (which are transferring at First Completion) to the Continuing Group before First Completion. The agreed allocation of the Total Headline Base Consideration for the US owned parts of the Kantar Business is $675,000,000 (which includes the Deferred Value elements that are attributable to the US owned parts of the Kantar Business), with all other allocations to be determined between the Company and the Purchaser within a certain period of time after the date of the Sale Agreement. At each Deferred Completion, the Company will receive payment in cash equal to the aggregate consideration for each Target Subsidiary transferred at that Deferred Completion, together with the applicable Profit Amount and adjusted to reflect: (i) the value reinvested into and retained in the Kantar Business by the Continuing Group at such Deferred Completion; and (ii) certain distributions made by members of the Target Group (which are transferring at such Deferred Completion) to the Continuing Group before such Deferred Completion. The aggregate of the payment received by the Company at First Completion and each Deferred Completion is the Aggregate Consideration.

In the period between the date of the Sale Agreement and First Completion (or Deferred Completion, as applicable), the Company is under an obligation to procure (in so far as it is able) that all intra-group indebtedness between the Continuing Group and the Target Group is repaid and settled. During such period, and after giving effect to the repayments of the intra-group indebtedness, the Company and the Purchaser shall use reasonable efforts to agree an economically neutral method of ensuring that prior to completion, the Target Group uses all cash which is in excess of its normal working capital needs to pay dividends to members of the Continuing Group, which amounts shall be deducted in calculating the consideration.

1.4	Deferred Consideration

(a)	The Company may receive up to $65,000,000 of the Total Headline Base Consideration in deferred consideration in respect of certain ongoing litigation claims and contingent tax liabilities as follows:

(i)

to the extent that such litigation claims or tax liabilities are settled, finally determined or otherwise become actual liabilities within three years of First Completion or the relevant Deferred Completion (as applicable) (or prior to the Joint Venture being terminated, if earlier) and the liability in respect of such litigation claim or tax liability is lower than the amount agreed between the parties as at the date of the Sale Agreement, then UK Bidco will pay the difference to the Company;

(ii)

certain payments may also become due from UK Bidco to the Company to the extent that the maximum potential liability in respect of any such litigation claim or contingent tax liability is reduced prior to such claim or liability having been settled, finally determined or having become an actual liability; and

(iii)

to the extent that any such litigation claims and contingent tax liabilities have not been settled, finally determined or do not otherwise become actual liabilities within three years of the final Deferred Completion taking place (assuming the Joint Venture has not been terminated prior to such time), then the full estimated amount of such claims and liabilities will be paid by UK Bidco to the Company.

(b)

In addition, the Sale Agreement provides for potential deferred payments to WPP over the life of the Joint Venture depending on the outcome of a number of future events related to the Target Group’s interest in CSM Media Research Co. Ltd in China and the realisation by Kantar of certain deferred tax assets, for which the total nominal potential amount of such deferred payments is subject to an aggregate cap of $225.4 million, as well as potential deferred payments to WPP for the sale of certain Kantar investments. These amounts are not included in the Total Headline Base Consideration and there are no assurances that WPP will receive any such payments.

1.5	Conditions precedent to First Completion

First Completion is conditional on the satisfaction of certain conditions, being:

(a)	the following antitrust clearances:

(i)

the European Commission notifying the Purchaser that it will neither initiate proceedings under Article 6(1)(c) of the EU Merger Regulation in relation to the Transaction or any matter arising from or relating thereto nor refer the Transaction or any matter arising from or relating thereto to the competent authorities of one or more Member States under Article 9 of the EU Merger Regulation;

(ii)

all required filings having been made under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the rules and regulations made thereunder and all applicable waiting periods (including any extensions thereof) relating to the Transaction having expired, lapsed or been terminated;

(iii)

China’s State Administration for Market Regulation issuing a notice approving the Transaction, or the applicable review period pursuant to the PRC Anti-Monopoly Law, including any extension of such period, having elapsed;

(iv)	the Federal Antimonopoly Service of the Russian Federation having issued a clearance decision approving the Transaction pursuant to the Russian Federation Law on Protection of Competition;

(v)

the Turkish Competition Authority having issued a clearance decision approving the Transaction pursuant to Turkish Law No. 4054 on the Protection of Competition and Communiqué No. 2010/4 on the Mergers and Acquisitions Subject to the Approval of the Competition Board;

(vi)	the Korea Fair Trade Commission having issued a clearance decision approving the Transaction pursuant to the Korean Monopoly Regulation and Fair Trade Act;

(vii)	the South African Competition Commission having issued a clearance decision approving the Transaction pursuant to the South African Competition Act 1998; and

(viii)	the Federal Economic Competition Commission of Mexico having issued a formal resolution approving the Transaction pursuant to the Mexican Federal Law of Economic Competition,

(together, the Antitrust Conditions);

(b)	the passing of the Transaction Resolution;

(c)

Target Companies and Target Subsidiaries to be transferred directly or indirectly at First Completion including all of the Target Companies and Target Subsidiaries having a material part of their operations and/or assets in each of the United States, the United Kingdom, France and Brazil (the Material Jurisdictions Condition); and

(d)

Sellers holding Target Companies to which are attributed, or pursuant to the Kantar Reorganisation, the Target Companies (directly or indirectly) holding Target Subsidiaries to which are attributed, in aggregate, not less than 90 per cent. of the Total FY18 Baseline EBITDA of the Target Group (the Kantar Reorganisation Condition).

Under the terms of the Sale Agreement, the Company may, in its sole discretion, waive the Kantar Reorganisation Condition at any time where the Sellers are holding Target Companies to which are attributed, or pursuant to the Kantar Reorganisation, the Target Companies (directly or indirectly) are holding Target Subsidiaries to which are attributed, in aggregate, not less than 86 per cent. of the Total FY18 Baseline EBITDA of the Target Group (the Proviso). In addition, the Purchaser may, in its sole discretion, waive the Material Jurisdictions Condition.

The Company is under an obligation to use all reasonable endeavours to procure that the Kantar Reorganisation is carried out as soon as reasonably practicable after the date of the Sale Agreement and in any event so as to allow First Completion to occur before 12 February 2020 (the First Long Stop Date). The Company is also under an obligation to use reasonable endeavours to procure that the remainder of the Kantar Reorganisation is carried out as soon as reasonably practicable after First Completion and in any event so as to allow any and all Deferred Completions to occur before 12 July 2020 (the Second Long Stop Date).

The Purchaser has agreed to use best endeavours, and to take all steps necessary, to procure that the Antitrust Conditions are satisfied as soon as is practicable and, in any event, on or before the First Long Stop Date.

The Company has the ability, in its absolute discretion, to extend the First Long Stop Date by a further two months to 12 April 2020 if it believes that the Antitrust Conditions will not be satisfied or the Kantar Reorganisation Condition will not be capable of being satisfied or waived pursuant to the Proviso by the First Long Stop Date.

1.6	Exclusivity

From the date of the Sale Agreement until the conclusion of the General Meeting, the Company has agreed that it will not solicit or engage in any negotiation, discussion or agreement with anyone other than the Purchaser in relation to an acquisition of the Target Group or any similar transaction (including the disposal of any interest in any member of the Target Group or of any part of the Kantar Business).

1.7	Warranties

Under the Sale Agreement, the Company has given warranties to the Purchaser that are customary for a transaction of this nature relating to, amongst other things: (i) its title to the shares in the Target Companies and Target Subsidiaries; (ii) its capacity and authority to enter into the Sale Agreement and other transaction documents; and (iii) the business and assets of the Target Group including in relation to claims, disputes, properties, investigations and compliance matters, employment, pensions and taxation.

The Sale Agreement includes customary financial thresholds, time limitations and other limitations and exclusions in relation to the Company’s liability under the warranties and in respect of claims under certain other Transaction Documents, including:

(a)	a cap on all warranty claims (other than claims in respect of a breach of Fundamental Warranties) of $25,000,000;

(b)

a cap on all warranty claims (other than claims in respect of a breach of Fundamental Warranties) and all claims under the Tax Covenant (other than tax claims in respect of the Kantar Reorganisation and Outside-Perimeter Tax Claims) of $140,000,000;

(c)	a cap on all claims under the Fundamental Warranties and tax claims in respect of the Kantar Reorganisation and Outside-Perimeter Tax Claims of the Aggregate Consideration; and

(d)	a cap on all claims under the Sale Agreement, the Transitional Services Agreements, the Tax Covenant and any other transaction documents of the Aggregate Consideration.

The Purchaser has provided certain customary warranties to the Company relating to, among other things, its capacity and authority to enter into the Sale Agreement and the availability to it of sufficient committed financing in order to finance the Transaction.

1.8	Pre-completion covenants

The Company has given certain customary covenants to the Purchaser in relation to the conduct of the Target Group during the period between signing of the Sale Agreement and First Completion. Such obligations include conducting the Kantar Business in the ordinary course of business in all material respects and refraining from taking certain actions in respect of the members of the Target Group. In respect of any part of the Target Group that will be transferred pursuant to a Deferred Completion, these covenants will continue between First Completion and the applicable date of the Deferred Completion. The covenants are subject to certain customary exceptions, including where the Purchaser has given its prior written consent to any action and an exception to allow implementation by the Company of the Kantar Reorganisation.

1.9	Separation

Under the terms of the Sale Agreement, the Company is required to use all commercially reasonable efforts to procure that, with effect from First Completion, the Target Group will be able to operate its business in all material respects on a standalone basis without reliance on the Continuing Group (save in respect of those services to be provided pursuant to the Transitional Services Agreements). In accordance with the terms of the Sale Agreement, the Company and the Purchaser have established a separation committee which meets regularly to consult with regard to the preparation, approval and oversight of the implementation of a plan to separate the Target Group from the Continuing Group, as updated and amended by mutual agreement of the Company and the Purchaser from time to time.

1.10	Termination

The Sale Agreement may be terminated if any of the conditions described in paragraph 1.5 above are not satisfied or (if capable of waiver) not waived on or before the First Long Stop Date or if any of those conditions becomes incapable of satisfaction or (where applicable) waiver on or before the First Long Stop Date. The Sale Agreement may also be terminated by either the Company or the Purchaser if the other party fails to comply with its completion obligations under the Sale Agreement.

1.11	Dutch and French Put Option Agreements

The Sale Agreement does not constitute a binding agreement to sell the Kantar Business in France and the Netherlands where there are obligations to consult with local works councils. In respect of these, the Company, the Purchaser and certain members of the WPP Group have entered into irrevocable put option agreements under which the relevant member of the WPP Group is granted the option to sell the shares in the French and Dutch entities as part of the Kantar Reorganisation, following the completion of the requisite consultation processes with the works councils; if such put options are exercised, the Kantar Business in France and the Netherlands will be included in First Completion (if exercise is prior to First Completion) or the next Deferred Completion (if exercise is after First Completion and (in relation to France) subject to the Material Jurisdictions Condition and the Purchaser’s ability to waive such condition as described in paragraph 1.5 above). The French put option agreement also contains provisions in relation to the processes required to be undertaken pursuant to the French “Hamon law”. Under the Hamon law, prior to selling directly the majority interest in a relevant French entity, the seller must provide the employees of the relevant French entity the opportunity to make an offer to acquire the majority stake being sold. The seller does not need to accept any offer from the employees. However, the opportunity to make the offer must be kept open for the employees for a period of at least two months and the relevant seller may only sell its majority interest once the two month process has expired (or if waivers are obtained from all employees). The Hamon law process will run concurrently with any relevant information and consultation processes in France.

1.12	Governing law

The Sale Agreement is governed by the laws of England.

2.	Tax Covenant

Upon First Completion, WPP, the Purchaser and UK Bidco will enter into a tax covenant (the Tax Covenant) under which, the Company will agree, subject to certain exceptions and limitations, to pay amounts to the Purchaser compensating the Purchaser in respect of certain tax liabilities of the Target Group which relate to periods prior to First Completion or a Deferred Completion (as applicable). Under the Tax Covenant, the Company agrees to pay to the Purchaser, for and on behalf of the relevant members of the WPP Group who are acting as sellers in the Sale Agreement, amounts compensating the Purchaser in respect of tax liabilities of each member of the Target Group in respect of events or periods occurring on or before First Completion or a Deferred Completion (as applicable) for that member of the Target Group. The liability of the Company under the Tax Covenant would be subject to customary exclusions, including for tax provided for in the locked box accounts, being the unaudited combined balance sheet of the Target Group as at 31 December 2018 prepared from the data reported in the Company’s financial reporting system (SAP BFC) and for tax arising in the ordinary course between 31 December 2018 and the date of First Completion or a Deferred Completion (as applicable).

3.	Transitional Services Agreements

Upon First Completion, WPP and member(s) of the Purchaser’s group and/or the Target Group to be designated by the Purchaser will enter into two separate transitional services agreements (the Transitional Services Agreements). One Transitional Services Agreement (the Non-IT Transitional Services Agreement) will provide for the provision of services by WPP 2005 Limited to the Target Group on a transitional basis with effect from the First Completion Date in respect of, among other matters, finance, payroll, treasury and tax. The other Transitional Services Agreement (the IT Transitional Services Agreement) will provide for the provision of certain information technology and communication services on a transitional basis by WPP 2005 Limited to the Target Group.

Under the terms of the Sale Agreement, the Company is obliged until First Completion, to (at its own cost) use all commercially reasonable efforts, and to procure (in so far as it is able) that each other relevant member of the WPP Group uses all commercially reasonable efforts to obtain all consents, approvals, authorisations and similar matters from any third parties which are required for it and the other members of the Continuing Group to be able to provide the services to be provided or procured by them under the Transitional Services Agreements with effect from First Completion. To the extent requested by the Purchaser, the Company is required to use (and shall procure (in so far as it is able) that each relevant member of the Group uses) all commercially reasonable efforts to facilitate discussions relating to service levels between the Purchaser, the Target Group and the third parties which will be providing information technology-related services to the Target Group under the Transitional Services Agreements.

Subject to certain limited termination rights, the services under the Non-IT Transitional Services Agreement shall be provided for an initial term of twelve months from First Completion. If the relevant member of the Purchaser’s group or the Target Group that is a party to the Non-IT Transitional Services Agreement determines that it will require a service under the Non-IT Transitional Services Agreement beyond that initial term, the term of the service shall be extended for up to two further six month periods on prior written notice to WPP 2005 Limited. Where the services under the Non-IT Transitional Services Agreement have a charge attributed to them (some of the services will be provided at no cost) such services will be charged at a fixed price, which will reflect the anticipated cost of providing the services.

Subject to certain limited termination rights, the information technology and communication services under the IT Transitional Services Agreement shall be provided until the expiry of the underlying agreements between the relevant member of the WPP Group and the relevant third party information technology vendors. The final expiry date of those relevant underlying agreements is 31 December 2023. The information technology and communication services under the IT Transitional Services Agreement will be charged at cost. A limited number of the information technology and communication services under the IT Transitional Services Agreement will be charged at cost plus a mark-up.

4.	Shareholders’ Agreement

4.1	Structure

The Joint Venture to be created pursuant to the Transaction would be organised into two parts: a “US structure”, the top holding vehicle for which shall be formed in Luxembourg (US JVCo) and a “rest of world structure”, the top holding vehicle for which shall be formed in Luxembourg (RoW JVCo). US

JVCo would hold the entities within the Target Group comprising the US part of the Kantar Business, together with certain other entities within the Target Group (for example, subsidiaries of such US entities within the Target Group incorporated in other jurisdictions such as Canada), while RoW JVCo would hold the entities comprising the Kantar Business in the rest of the world. The Company’s interests in US JVCo are to be held by two indirect subsidiaries of the Company while the Company’s interests in RoW JVCo are to be held by one indirect subsidiary of the Company (the indirect subsidiaries together being, the WPP Securityholders).

The Shareholders’ Agreement, which has been agreed between the Company and the Purchaser and will document the ongoing governance and operation of the Joint Venture, will be entered into between the JV Companies, the Purchaser (and such of its affiliates who may hold shares in RoW JVCo and/or US JVCo at First Completion) (the Investor Securityholders) and the WPP Securityholders on First Completion.

The management body of each of the two JV Companies (each a JV Board and together, the JV Boards) will comprise a maximum of eight directors. Whilst the WPP Securityholders hold more than 20 per cent. of the securities in the JV Companies (JV Securities), the WPP Securityholders together may appoint up to two directors to each JV Board. If the WPP Securityholders hold more than 10 per cent. of the JV Securities but not more than 20 per cent., the WPP Securityholders will, together, be entitled to appoint one director to each JV Board. If the WPP Securityholders hold not more than 10 per cent. of the JV Securities, the WPP Securityholders will not be entitled to appoint any directors.

The Investor Securityholders will be entitled to appoint up to six directors to each JV Board. Each JV Board is to comprise the same persons. The first chairman will be appointed by agreement between the holders of JV Securities (the Securityholders). The CEO of each JV Company and any subsequent chairman shall be appointed by the Investor Securityholders (subject to, for so long as the WPP Securityholders hold at least 10 per cent. of the JV Securities, reasonable prior consultation with the WPP Securityholders). The directors appointed by the Investor Securityholders will have weighted voting rights giving those directors control of the JV Board.

4.2	Reserved matters

The parties have agreed a list of certain reserved matters, which is customary for an agreement of this nature, that will not be undertaken by the Joint Venture without the prior approval of the Investor Securityholders and, for so long as the WPP Securityholders hold at least: (i) 5 per cent. of the JV Securities in respect of most reserved matters; or (ii) 15 per cent. of the JV Securities in respect of specified reserved matters, the WPP Securityholders. The requirement to obtain the approval of the WPP Securityholders to certain reserved matters will no longer apply if, in aggregate, the WPP Securityholders’ holding of JV Securities falls below: (i) 5 per cent.; or (ii) 15 per cent. of the JV Securities, as applicable.

The JV Boards are to establish a list of delegated authorities for the day-to-day management of each JV Company, with appropriate thresholds set for matters which shall require the approval of the relevant JV Board by a simple majority.

4.3	Restrictions on dealing with shares

No transfer of JV Securities in either JV Company is permitted under the Shareholders’ Agreement before the third anniversary of First Completion without the prior written consent of the other Securityholder (other than intra-group transfers or, in the case of the Investor Securityholders, pursuant to a syndication within the first 12 months from the date of the Shareholders’ Agreement of up to 10 per cent. of its JV Securities to a financial investor, each of which are permitted).

After the third anniversary of First Completion, each Securityholder will only be able to sell JV Securities by first offering the other Securityholders the possibility of buying those JV Securities (the ROFO). If a Securityholder wishes to sell JV Securities in one JV Company, it must also sell the same proportion of its JV Securities in the other JV Company.

If, after complying with the ROFO, the holder of more than 50 per cent. of the JV Securities (the Majority Holder), continues to be the Majority Holder and wishes to sell JV Securities, where the buyer of such JV Securities would hold 50 per cent. or more of the JV Securities following the transfer, the relevant WPP Securityholder shall have the option to either sell: (i) the entirety of their holding of JV Securities; or (ii) a proportion of their JV Securities pro rata to the proportion that the Majority Holder is selling. If the buyer of the Majority Holder’s JV Securities would hold less than 50 per cent. of the JV Securities, the relevant WPP Securityholders shall only be entitled to sell their pro rata proportion of JV Securities. Any such sale, whether of the WPP Securityholders’ entire stake or a proportion of its stake, shall be at the same price per JV Security as the price offered to the Majority Holder (any such sale, a Tag) provided that if the consideration offered to the Majority Holder pursuant to the Tag includes non-cash consideration that is not liquid marketable securities, the WPP Securityholder shall have the option of either receiving: (i) the same mix of non-cash and cash consideration as the Majority Holder; or (ii) all cash consideration with the non-cash component being satisfied with the cash equivalent of such securities (determined in the first instance by the Majority Holder or, if requested by the relevant WPP Securityholder, by an independent expert). The Tag will not be exercisable if the Majority Holder exercises its rights under the Drag (as defined below).

If, subject to the ROFO, after the third anniversary of First Completion, the Majority Holder agrees to sell its entire stake to a third party such that third party would hold more than 50 per cent. of the JV Securities, the Majority Holder will have the right to require the WPP Securityholders to sell their entire stake of JV Securities to that third party at the same price and on the same terms as the Majority Holder (the Drag) provided that if the consideration offered to the Majority Holder pursuant to the Drag includes non-cash consideration that is not liquid marketable securities, the WPP Securityholder shall have the option of either receiving: (i) the same mix of non-cash and cash consideration as the Majority Holder; or (ii) all cash consideration with the non-cash component being satisfied with the cash equivalent of such securities (determined in the first instance by the Majority Holder or, if requested by the relevant WPP Securityholder, by an independent expert).

After the third anniversary of First Completion, the Investor Securityholders may direct that an initial public offering (IPO) of the Joint Venture group be undertaken and that, in connection with any such IPO, each relevant Securityholder participate in any pre-IPO reorganisation provided that such a reorganisation does not adversely affect the gross value of the JV Securities of any Securityholder disproportionately to the Investor Securityholders’ JV Securities. Each Securityholder will be offered the pro rata opportunity to sell shares in the listed company pursuant to any secondary offering, and the Investor Securityholders can require all other Securityholders to sell shares pursuant to any secondary offering on a pro rata basis to the extent that the underwriters recommend such secondary offering as necessary or desirable to create a market standard free float, provided that the WPP Securityholders will be entitled to retain at least a 20 per cent. stake in the listed company.

4.4	Funding of the Joint Venture group

The Securityholders intend that each JV Company will be self-financing and will obtain any additional funds required from third parties without recourse to the relevant Securityholders. No Securityholder is obliged to contribute any funds (whether in the form of debt or equity) to any JV Company or their subsidiaries from time to time.

If the relevant JV Board concludes that the relevant JV Company needs further finance (either for the business or to make any acquisition of assets or shares), such further finance shall be obtained by way of third-party debt financing, insofar as the relevant JV Board determines that it is reasonably practicable to do so on terms which, acting reasonably, the relevant JV Board considers commercially acceptable to the relevant JV Company. If such funding is not available on such terms, the relevant JV Board will consider whether or not to seek further finance from the relevant Securityholders. If there is to be any such additional funding, the relevant Investor Securityholders and the relevant WPP Securityholders will be offered the opportunity to subscribe for more equity on a pro rata basis on the same terms (Pre-emption). Even in such a scenario, no Securityholder will be obliged to provide additional funding (a Non-Subscribing Securityholder) (although the Non-Subscribing Securityholder may be diluted if it does not do so and another Securityholder invests in further equity in the JV Companies). If any WPP Securityholder is a Non-Subscribing Securityholder, the relevant WPP Securityholder may require that the JV Securities to be issued pursuant to such additional funding be issued at not less than the implied value per JV Security determined by the relevant JV Board by reference to the quarterly valuation provided by the fund that controls the Investor Securityholders to its limited partners.

The Pre-emption provisions do not apply to any:

(i)

issuances made in connection with an acquisition by the Joint Venture or to employees of the Joint Venture as part of a management incentive scheme, provided that the holdings of all Securityholders are diluted pro rata. If the WPP Securityholders’ holdings in aggregate would be reduced below 20 per cent. as a result of any such issuances, the WPP Securityholders may be issued additional JV Securities so as to ensure that they hold in aggregate 20 per cent.; or

(ii)

funding needed to avert a possible event of default under the Joint Venture’s financing arrangements, provided that if a Securityholder does not subscribe for JV Securities as part of such an issuance, that Securityholder shall be entitled to buy from the subscribing Securityholder(s) their pro rata share of the newly issued JV Securities.

4.5	Undertakings

Each of the Investor Securityholders and the WPP Securityholders (and their respective affiliates) are to give non-solicitation undertakings in respect of certain senior employees of the Target Group from the date of the Shareholders’ Agreement until the date two years after the relevant WPP Securityholder ceases to hold any JV Securities.

The WPP Securityholders have agreed that they shall procure that each of their appointed directors and observers in relation to the JV Boards shall not compete with the Kantar Business and shall, after leaving office, not compete with the Kantar Business for the period of 12 months after ceasing to be in office.

The Joint Venture and the WPP Securityholders and their respective affiliates will each agree to refer complementary business to each other provided that each such entity shall not be restricted from pursuing any such business so referred on their own behalf.

Each of the undertakings referred to in this paragraph 4.5 are customary for a transaction of this nature.

4.6	Governing law

The Shareholders’ Agreement is governed by the laws of England.

PART 4

FINANCIAL INFORMATION RELATING TO THE KANTAR BUSINESS

1.	Nature of financial information

The following historical financial information relating to the Kantar Business has been extracted without material adjustment from the accounting records and management schedules that underlie the audited consolidated financial information of WPP for the years ended 31 December 2018, 31 December 2017 and 31 December 2016 and the unaudited consolidated financial information of WPP for the six months ended 30 June 2019. The Directors are satisfied that the following historical financial information, including any allocations made (and noted below), provides a reasonable basis for the presentation of the financial information relating to the Kantar Business to enable Shareholders to make a fully informed voting decision.

The financial information in this Part 4 (Financial Information relating to the Kantar Business) does not constitute accounts within the meaning of Part 16 of the Companies (Jersey) Law 1991 (as amended). The consolidated accounts for WPP in respect of the financial years ended 31 December 2018, 31 December 2017 and 31 December 2016 have been delivered to the Jersey Registrar of Companies. The auditors’ reports in respect of those accounts were unqualified and did not contain statements under Article 113B of the Companies (Jersey) Law 1991 (as amended).

The financial information in this Part 4 (Financial Information relating to the Kantar Business) has been prepared using the accounting policies used to prepare the consolidated financial statements of WPP for the year ended 31 December 2018.

Shareholders should read the whole of this document and not rely solely on the summarised financial information in this Part 4 (Financial Information relating to the Kantar Business).

Deloitte LLP were the auditors for the WPP Group, including the Kantar Business, in respect of the three years ended 31 December 2018.

2.	Income statements of the Kantar Business for the three financial years ended 31 December 2016, 31 December 2017 and 31 December 2018 and the six months ended 30 June 2019

	Financial	Financial	Financial
	year ended	year ended	year ended	Six months
	31 December	31 December	31 December	ended
	2016	2017	2018	30 June 2019
	(Note 1)	(Note 1)	(Note 1)	(Note 1)
	£m	£m	£m	£m
Revenue	2,685.1	2,728.0	2,619.5	1,272.7
Cost of services	(2,169.8)	(2,207.3)	(2,153.0)	(1,082.5)
Gross profit	515.3	520.7	466.5	190.2
General and administrative costs	(210.2)	(182.3)	(258.2)	(91.9)
Operating profit	305.1	338.4	208.3	98.3
Share of results of associates	12.4	15.5	12.9	6.4
Profit before interest and taxation	317.5	353.9	221.2	104.7

Finance income	5.6	7.7	8.8	3.6
Finance costs	(14.8)	(12.8)	(14.2)	(11.0)
Revaluation of financial instruments	6.3	18.3	3.5	(7.7)
Profit before taxation	314.6	367.1	219.3	89.6
Taxation	(97.6)	(117.5)	(71.2)	(27.8)
Profit after tax	217.0	249.6	148.1	61.8

Notes:

1.

The historical financial information relating to the Kantar Business has been extracted without material adjustment from the accounting records and management schedules that underlie the audited consolidated financial information of WPP for the years ended 31 December 2018, 31 December 2017 and 31 December 2016 and the unaudited consolidated financial information of WPP for the six months ended 30 June 2019.

2.	Amortisation or impairment relating to goodwill and intangibles that arise from WPP’s acquisition of companies within the Kantar Business has been included in the income statements presented above.

3.

The income statements presented above include revaluation through income statement of liabilities in respect of earn-out agreements and option agreements where the liability is over an entity included within the Kantar Business, irrespective of where the actual liability is held.

4.	The Kantar Business’s inter-company transactions with other members of the WPP Group are presented as external amounts in the income statements above.

5.

The income statements above do not include any allocations for WPP Group or head office costs, except for certain immaterial cost allocations relating to services in the US attributable to the Kantar Business.

3.	Net asset statement of the Kantar Business as at 31 December 2018 and 30 June 2019

	As at	As at
	31 December	30 June
	2018	2019
	(Note 1)	(Note 1)
	£m	£m

ASSETS
Non-current assets
Goodwill	2,553.7	2,559.2
Other intangible assets	201.7	188.9
Property, plant and equipment	116.4	120.3
Right-of-use assets	0.0	129.7
Interests in associates and joint ventures	109.1	109.0
Other investments	11.8	12.8
Deferred tax assets	41.8	40.0
Trade and other receivables	10.1	9.2
Total non-current assets	3,044.6	3,169.1

Current assets
Loans receivable	1,463.7	301.9
Corporate income tax recoverable	53.8	68.6
Trade and other receivables	947.6	877.2
Cash and short-term deposits	546.1	587.7
Total current assets	3,011.2	1,835.4

LIABILITIES
Current liabilities
Loans payable	(809.6)	(325.5)
Trade and other payables	(949.1)	(898.7)
Corporate income tax payable	(91.2)	(84.0)
Bank overdrafts	(402.2)	(469.9)
Short-term lease liabilities	(0.0)	(37.1)
Total current liabilities	(2,252.1)	(1,815.2)
Net current assets	759.1	20.2
Total assets less current liabilities	3,803.7	3,189.3

Non-current liabilities
Trade and other payables	(48.5)	(45.2)
Deferred tax liabilities	(66.7)	(66.2)
Provision for post-employment benefits	(35.4)	(35.4)
Provisions for liabilities and charges	(32.0)	(24.3)
Long-term lease liabilities	(0.0)	(112.8)
Total non-current liabilities	(182.6)	(283.9)
Net assets	3,621.1	2,905.4

Notes:

1.

The historical financial information relating to the Kantar Business has been extracted without material adjustment from the accounting records and management schedules that underlie the audited consolidated financial information of WPP for the years ended 31 December 2018, 31 December 2017 and 31 December 2016 and the unaudited consolidated financial information of WPP for the six months ended 30 June 2019.

2.

Goodwill and intangibles that arise from WPP’s acquisition of companies within the Kantar Business have been included above, along with any associated amortisation or impairment in the period presented.

3.

Liabilities in respect of earn-out agreements and option agreements have been included in the net asset statements above within the respective line items along with any revaluation through the income statement where the liability is over an entity included within the Kantar Business, irrespective of where the actual liability is held.

4.	The financial information above includes the Kantar Business’ inter-company balances with other WPP Group companies, presented as external amounts.

PART 5

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS OF THE CONTINUING GROUP

1.	Accountants’ Report on the Unaudited Pro Forma Statement of Net Assets of the Continuing Group

The Board of Directors

on behalf of WPP plc

Queensway House

Hilgrove Street

St Helier

JE1 1ES

Merrill Lynch International

2 King Edward Street

London

EC1A 1HQ

7 October 2019

Dear Sirs/Mesdames

WPP plc (the “Company”)

We report on the pro forma financial information (the “Pro forma financial information”) set out in Section 2 of Part 5 of the Class 1 circular issued by the Company dated 7 October 2019 (the “Circular”), which has been prepared on the basis described in the notes thereto, for illustrative purposes only, to provide information about how the Transaction might have affected the financial information presented on the basis of the accounting policies which are expected to be adopted by the Company in preparing the financial statements for the year ended 31 December 2019. This report is required by the Commission delegated regulation (EU) No 2019/980 (the “Prospectus Delegated Regulation”) as applied by Listing Rule 13.3.3R and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the “Directors”) to prepare the Pro forma financial information in accordance with Annex 20 sections 1 and 2 of the Prospectus Delegated Regulation as applied by Listing Rule 13.3.3R.

It is our responsibility to form an opinion as to the proper compilation of the Pro forma financial information and to report that opinion to you in accordance with Annex 20 section 3 of the Prospectus Delegated Regulation as applied by Listing Rule 13.3.3R.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to ordinary shareholders as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R (6), consenting to its inclusion in the Circular.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In our opinion:

(a)	the Pro forma financial information has been properly compiled on the basis stated; and
(b)	such basis is consistent with the accounting policies of the Company.

Yours faithfully

Deloitte LLP

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 1 New Street Square, London EC4A 3HQ, United Kingdom. Deloitte LLP is the United Kingdom affiliate of Deloitte NSE LLP, a member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”). DTTL and each of its member firms are legally separate and independent entities. DTTL and Deloitte NSE LLP do not provide services to clients.

2.	Unaudited Pro Forma Statement of Net Assets of the Continuing Group

Set out below is an unaudited pro forma statement of net assets of the Continuing Group as at 30 June 2019. It has been prepared on the basis set out in the notes below to illustrate the effect of the Transaction on the consolidated net assets of WPP as if the Transaction had occurred on 30 June 2019.

It has been prepared for illustrative purposes only. Because of its nature, the pro forma statement addresses a hypothetical situation and, therefore, does not represent the Continuing Group’s actual financial position or results. The hypothetical financial position or results included in the pro forma financial information may differ from the Continuing Group’s actual financial position or results. It is based on WPP’s unaudited consolidated net assets as at 30 June 2019 and the net asset statement of the Kantar Business as at 30 June 2019 contained in Part 4 (Financial Information relating to the Kantar Business) and is presented in accordance with WPP’s accounting policies which are expected to be adopted in its next financial statements for the year ended 31 December 2019.

The unaudited pro forma statement of consolidated net assets has been prepared in accordance with Annex 20 of Commission Delegated Regulation (EU) 2019/980.

Shareholders should read the whole of this document and not rely solely on the summarised financial information contained in this Part 5 (Unaudited Pro Forma Statement of Net Assets of the Continuing Group).

		Adjustments
	WPP as at 30 June 2019 (Note 1) £m	Kantar as at 30 June 2019 (Note 2) £m	Transaction adjustments (Note 3) £m	Pro forma Continuing Group as at 30 June 2019 £m
ASSETS
Non-current assets
Goodwill	13,252.1	(2,559.2)	0.0	10,692.9
Other intangible assets	1,786.2	(188.9)	0.0	1,597.3
Property, plant and equipment	984.4	(120.3)	0.0	864.1
Right-of-use assets	1,825.2	(129.7)	0.0	1,695.5
Interest in associates and joint ventures	739.6	(109.0)	304.8	935.4
Other investments	574.7	(12.8)	0.0	561.9
Deferred tax assets	155.4	(40.0)	0.0	115.4
Trade and other receivables	182.7	(9.2)	0.0	173.5

Total non-current assets	19,500.3	(3,169.1)	304.8	16,636.0

Current assets
Loans receivable	0.0	(301.9)	627.4	325.5
Corporate income tax recoverable	248.1	(68.6)	0.0	179.5
Trade and other receivables	13,170.2	(877.2)	98.4	12,391.4
Cash and short-term deposits	2,173.2	(587.7)	2,652.8	4,238.3

Total current assets	15,591.5	(1,835.4)	3,378.6	17,134.7

LIABILITIES
Current liabilities
Loans payable	0.0	325.5	(627.4)	(301.9)
Trade and other payables	(14,365.7)	898.7	(131.4)	(13,598.4)
Corporate income tax payable	(493.9)	84.0	(150.0)	(559.9)
Bank overdrafts, bonds and bank loans	(1,134.8)	469.9	0.0	(664.9)
Short-term lease liabilities	(388.4)	37.1	0.0	(351.3)

Total current liabilities	(16,382.8)	1,815.2	(908.8)	(15,476.4)

Net current assets	(791.3)	(20.2)	2,469.8	1,658.3

Total assets less current liabilities	18,709.0	(3,189.3)	2,774.6	18,294.3

		Adjustments
	WPP as at 30 June 2019 (Note 1) £m	Kantar as at 30 June 2019 (Note 2) £m	Transaction adjustments (Note 3) £m	Pro forma Continuing Group as at 30 June 2019 £m
Non-current liabilities
Bonds and bank loans	(5,309.4)	0.0	0.0	(5,309.4)
Trade and other payables	(567.7)	45.2	0.0	(522.5)
Deferred tax liabilities	(397.7)	66.2	(55.0)	(386.5)
Provision for post-employment benefits	(184.9)	35.4	0.0	(149.5)
Provisions for liabilities and charges	(255.8)	24.3	0.0	(231.5)
Long-term lease liabilities	(1,957.3)	112.8	0.0	(1,844.5)

Total non-current liabilities	(8,672.8)	283.9	(55.0)	(8,443.9)

Net assets	10,036.2	(2,905.4)	2,719.6	9,850.4

Notes:

1.	The net assets of WPP as at 30 June 2019 have been extracted without material adjustment from the unaudited consolidated financial statements of WPP for the six months ended 30 June 2019.
2.

The net assets of the Kantar Business as at 30 June 2019 have been extracted without material adjustment from the unaudited net asset statement of the Kantar Business as at 30 June 2019 contained in Part 4 (Financial Information relating to the Kantar Business).

3.	The Transaction adjustments column reflects:
a.

£2,652.8 million of net cash proceeds received by WPP on sale of the Kantar Business, translated from US dollars (“$”) at an exchange rate of $1.25 to the pound sterling. This is determined as follows:

$m
Total Headline Base Consideration after adjustment for Profit Amount and Deferred Consideration	3,697.0
Less: WPP’s continuing investment in Kantar (refer note 3 (b) below)	(381.0)
Net cash proceeds ($)	$3,316.0
$/£ exchange rate	$1.25
Net cash proceeds (£)	£2,652.8

b.

£304.8 million relating to WPP’s continuing investment post transaction in the Kantar Business being 40 per cent of the post-Transaction equity in Kantar, translated from US dollars (“$”) at an exchange rate of $1.25 to the pound sterling;

c.	£150.0 million of current tax payable, and £55.0 million of deferred tax liabilities recognised in connection with the estimated tax impact of the Transaction;

d.

Adjustments of £627.4 million impacting loans receivable and payable, and £98.4 million impacting trade and other receivables and payables in order to recognise previously eliminated intercompany balances between the Group and Kantar; and

e.	Total transaction costs of £54.0 million, of which £21.0 million has been accrued as at 30 June 2019, resulting in an adjustment for the remaining costs of £33.0 million.

4.	The unaudited pro forma statement of consolidated net assets does not take into account trading of WPP or the Kantar Business subsequent to 30 June 2019.

PART 6

ADDITIONAL INFORMATION

1.	Responsibility

The Company and the Directors, whose names appear in paragraph 4 of this Part 6 (Additional Information) of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Incorporation and registered office

The Company was incorporated in Jersey under the Companies (Jersey) Law 1991 (as amended) on 25 October 2012 under the name WPP 2012 plc and is a Jersey incorporated and United Kingdom tax resident company. On 2 January 2013, under a scheme of arrangement between WPP 2012 Limited (formerly known as WPP plc), the former holding company of the Group, and its shareholders pursuant to Article 125 of the Companies (Jersey) Law 1991, and as sanctioned by the Royal Court of Jersey, WPP 2012 plc, became the new parent company of the WPP Group and adopted the name WPP plc.

The Company is a public limited company incorporated under the Companies (Jersey) Law 1991 with registered number 111714. Its registered office is Queensway House, Hilgrove Street, St Helier, Jersey, JE1 1ES. The Company’s head office is at Sea Containers, 18 Upper Ground, London, SE1 9GL and the Company’s main telephone number is +44 (0)20 7282 4600.

The principal legislation under which the Company operates is the Companies (Jersey) Law 1991 and the regulations made under it.

3.	Major shareholders

As at the Latest Practicable Date, the Company had been notified of the following voting interests of three per cent. or more in the issued Ordinary Share capital of the Company:

Name of Shareholder	Number of Ordinary Shares/ADSs	Percentage of issued Ordinary Share capital

BlackRock Inc	63,360,664	5.02085
Harris Associates LP	64,031,043	5.07398
Massachusetts Financial Services Company	62,684,306	4.96725

Notes:

(1)

Issued share capital of 1,332,737,602 Ordinary Shares includes 70,787,730 Ordinary Shares held in treasury. Therefore, the total number of voting rights in the Company is 1,261,949,872 Ordinary Shares and the figure of 1,261,949,872 is used as the denominator for the calculations of interests in the Company under the Disclosure Guidance and Transparency Rules.

Save as set out in this paragraph 3, the Company is not aware of any interest (within the meaning of the Disclosure Guidance and Transparency Rules) which will represent three per cent. or more of the voting rights in the Company following completion of the Transaction.

4.	Directors

The Directors of the Company and their positions as at the date of this document are as follows:

Name of Director	Position
Roberto Quarta	Chairman
Mark Read	Chief Executive Officer
Paul Richardson	Group Finance Director
Nicole Seligman	Senior Independent Non-Executive Director
Jacques Aigrain	Independent Non-Executive Director
Tarek Farahat	Independent Non-Executive Director
Sir John Hood	Independent Non-Executive Director
Daniela Riccardi	Independent Non-Executive Director
Cindy Rose	Independent Non-Executive Director
Sally Susman	Independent Non-Executive Director
Solomon D. (Sol) Trujillo	Independent Non-Executive Director
Jasmine Whitbread	Independent Non-Executive Director

5.	Directors’ interests in the Company

5.1	Interests in Ordinary Shares

As at the Latest Practicable Date, the following Directors had the following interests in Ordinary Shares:

Name of Director	Number of Ordinary Shares	Held as Ordinary Shares/ADSs	Percentage of issued Ordinary Share capital[1]
Roberto Quarta	87,500	Ordinary Shares	0.00693
Mark Read	191,355	Ordinary Shares	0.01516
Paul Richardson	1,068,240	ADSs	0.08465
Nicole Seligman	8,750	ADSs	0.00069
Jacques Aigrain	34,000	Ordinary Shares	0.00269
Tarek Farahat	3,775	ADSs	0.00030
Sir John Hood	3,000	Ordinary Shares	0.00024
Daniela Riccardi	4,100	Ordinary Shares	0.00032
Cindy Rose	8,000	Ordinary Shares	0.00063
Sally Susman	5,000	ADSs	0.00040
Solomon D. (Sol) Trujillo	10,000	ADSs	0.00079
Jasmine Whitbread	0	N/A	0

Notes:

(1)

Issued share capital of 1,332,737,602 Ordinary Shares includes 70,787,730 Ordinary Shares held in treasury. Therefore, the total number of voting rights in the Company is 1,261,949,872 Ordinary Shares and the figure of 1,261,949,872 is used as the denominator for the calculations of Directors’ interests in Ordinary Shares.

5.2	Interests in shares under incentive plans

As at the Latest Practicable Date, the following Directors had the following interests in shares under incentive plans:

Executive Share Awards (ESAs):

Name of Director	Plan	Grant Date	Grant Price (GBP)	Ordinary Shares Granted	Vesting Date

Mark Read	Leaders 2016	28 November 2016	17.0550	8,795	15 November 2019
	Leaders 2017	4 December 2017	13.0850	11,463	15 November 2020
	PSA 2017	12 June 2018	12.3800	38,317	10 March 2020
	Special Award	12 June 2018	12.3800	80,774	1 May 2020 to 1 May 2021
	ESA 2018	30 May 2019	9.4840	62,834	6 March 2021

Name of Director	Plan	Grant Date	Grant Price (USD)	ADSs Granted	Vesting Date

Paul Richardson	ESA 2018	30 May 2019	60.0600	2,847	6 March 2021

Long-term Incentive Plans – Executive Performance Share Plan (EPSP):

Name of Director	Plan	Grant Date	Grant Price (GBP)	Ordinary Shares Granted	Vesting Date

Mark Read	2015 EPSP	9 June 2015	15.1720	65,910	March 2020
	2016 EPSP	28 November 2016	17.0520	58,644	March 2021
	2017 EPSP	4 December 2017	12.9110	106,498	March 2022
	2018 EPSP	6 December 2018	8.6040	396,617	March 2023
	2019 EPSP	24 September 2019	10.035	340,059	March 2024

Name of Director	Plan	Grant Date	Grant Price (USD)	ADSs Granted	Vesting Date

Paul Richardson	2015 EPSP	9 June 2015	115.8800	37,970	March 2020
	2016 EPSP	28 November 2016	105.9309	41,536	March 2021
	2017 EPSP	4 December 2017	86.9138	36,933	March 2022
	2018 EPSP	6 December 2018	55.2631	58,628	March 2023
	2019 EPSP	24 September 2019	62.653	51,593	March 2024

6.	Directors’ service contracts and benefits upon termination

6.1	Executive Directors

The Company has entered into service contracts with each of the executive Directors, the particulars of which as at the Latest Practicable Date are:

Name of Director	Date of initial appointment	Base salary (£)	Notice period
Mark Read	3 September 2018	975,000[4]	12 months
Chief Executive Officer

Paul Richardson[1,2,3]	19 November 2008	808,000	12 months
Group Finance Director

Notes:

(1)	Paul Richardson’s base salary figure is denominated in US dollars other than his fee for Directorship of WPP plc of £100,000 which has been converted at an exchange rate of $1.3351 to £1.
(2)

On 25 October 2018, it was announced that Paul Richardson had decided to retire. On 1 October 2019, it was announced that John Rogers had been appointed as Chief Financial Officer and would join WPP in early 2020.

(3)	Paul Richardson’s base salary is exclusive of benefits and pension.
(4)	Mark Read’s base salary is exclusive of benefits and pension.

The service contracts of the executive Directors are not fixed term and are terminable by either party on 12 months’ written notice to the other party. If the Chief Executive Officer’s service contract is terminated by the Company with immediate effect, he is entitled to payment of his salary and benefits payable in respect of such 12 month notice period in lieu of such notice. If the Chief Executive Officer obtains alternative employment or an alternative engagement during such notice period, payment in lieu of notice will be reduced on a pro rata basis by any payment or remuneration in respect of such alternative employment or engagement during such period. Standard provisions for summary termination apply to each executive Director. The service contracts include non-compete clauses applicable: (i) to the Chief Executive Officer for either 12 or 18 month periods (depending on the restricted activity); and (ii) to the Group Finance Director for a 12 month period. The Company may also impose garden leave on each executive Director during his notice period.

6.2	Non-executive Directors

The non-executive Directors do not have service contracts but are appointed as non-executive Directors of the Company, subject to the articles of association of the Company, pursuant to letters of appointment. The appointments of each of Roberto Quarta, Jacques Aigrain, Tarek Farahat, Sir John Hood, Daniela Riccardi, Nicole Seligman, Sally Susman and Solomon D. (Sol) Trujillo as non-executive Directors can be terminated upon two months’ notice by either the Company or the relevant non-executive Director. Continuation of each non-executive Director’s appointment is also contingent on satisfactory performance and re-election at each annual general meeting of the Company.

The appointment letters of certain non-executive Directors of the Company (Jacques Aigrain, Sally Susman and Solomon D. (Sol) Trujillo) note that non-executive Directors are typically expected to serve two or three three-year terms, although the Board may invite any such non-executive Director to serve for such lesser or additional period as the Board, in its absolute discretion, sees fit.

Each of Cindy Rose and Jasmine Whitbread were appointed as non-executive Directors on and from 1 April 2019 and 1 September 2019 respectively, in each case for an initial term of three years from those dates until conclusion of the Company’s annual general meeting occurring approximately three years from those dates (unless terminated earlier by either party giving one month’s prior written notice). The appointment letters of Cindy Rose and Jasmine Whitbread also note that non-executive Directors are typically expected to serve two three-year terms but may be invited by the Board to serve for an additional period and that appointment as a non-executive Director is also subject to immediate termination by the Company in certain circumstances, including commission of material breach under her letter of appointment, being convicted of certain offences and other customary termination events.

Name of Director	Date of initial appointment	Date of expiry of current appointment period[1]
Roberto Quarta	1 January 2015	N/A
(Chairman: 9 June 2015)
Nicole Seligman	1 January 2014	N/A
Jacques Aigrain	13 May 2013	N/A
Tarek Farahat	11 October 2016	N/A
Sir John Hood	1 January 2014	N/A
Daniela Riccardi	12 September 2013	N/A
Cindy Rose	1 April 2019	approximately April 2022
Sally Susman	13 May 2013	N/A
Solomon D. (Sol) Trujillo	12 October 2010	N/A
Jasmine Whitbread	1 September 2019	approximately September 2022

Notes:

(1)	Subject to earlier termination in accordance with the terms of the relevant non-executive Director’s letter of appointment.

Set out below are the annual fees currently payable:

Role	Annual fee (£)
Chairman	525,000
Non-executive Director	85,000
Senior Independent Director	30,000
Chairmanship of Audit or Compensation Committee	40,000
Chairmanship of Nomination and Governance Committee	15,000
Member of Audit or Compensation Committee	20,000
Member of Nomination and Governance Committee	10,000

Note: Fees listed above are with effect from: (i) 1 July 2019 in respect of the Chairman; and (ii) 1 July 2018 in respect of the other non-executive Directors.

6.3	Summary of Directors’ remuneration

Directors’ remuneration for the year ended 31 December 2018 was approximately as follows:

Name of Director	Base salary	Benefits[5]	Pension	Short- term incentives	Long-term incentives	Total annual remuneration
	(£000)	(£000)	(£000)	(£000)	(£000)[6]	(£000)
Executive Directors
Mark Read[2]	325	12	57	244	327	965
Paul Richardson[3,4]	808	64	243	320	690	2,125
Sir Martin Sorrell[1]	391	70	102	-	2,522	3,085

Chairman
Roberto Quarta	475	-	-	-	-	475

Non-Executive Directors[8]
Jacques Aigrain	138	-	-	-	-	138
Tarek Farahat	98	-	-	-	-	98
Sir John Hood	118	-	-	-	-	118
Ruigang Li9	88	-	-	-	-	88
Nicole Seligman	130	-	-	-	-	130
Hugo Shong[7]	48	-	-	-	-	48
Sally Susman	88	-	-	-	-	88
Daniela Riccardi	88	-	-	-	-	88
Solomon D. (Sol) Trujillo	98	-	-	-	-	98

Notes:

(1)	Sir Martin Sorrell resigned from the Company on 14 April 2018. The base salary includes accrued and unused holiday pay.
(2)	Mark Read was appointed CEO on 3 September 2018 and his salary is pro rated accordingly.
(3)	Paul Richardson’s base salary figure is denominated in US dollars other than his fee for Directorship of WPP plc of £100,000 which, per below, has been converted at an exchange rate of $1.3351 to £1.
(4)	Any US dollar amounts received in 2018 have been converted into pound sterling at an exchange rate of $1.3351 to £1.
(5)

The benefits, and total annual compensation, set out in the table above exclude the disclosable value of expenses related directly to attendance at Board meetings that would be chargeable to UK income tax. The expenses were for Mark Read £1,666, Sir Martin Sorrell £2,253 and Paul Richardson £7,625.

(6)

This is the value of the 2014 and 2013 EPSP awards which vested in 2019 and 2018, following the end of the five-year EPSP performance periods on 31 December 2018 and 31 December 2017 respectively. For Mark Read this figure includes the Leaders 2015 award which vested in November 2018.

(7)	Hugo Shong retired from the Board on 31 July 2018.
(8)	Cindy Rose and Jasmine Whitbread are not included in this table as they were appointed on 1 April 2019 and 1 September 2019, respectively.
(9)	Ruigang Li did not stand for re-election at the 2019 Annual General Meeting of the Company.

7.	Details of key individuals important to the Kantar Business

Name of key individual	Position
Eric Salama………………………………………………………………	Chief Executive Officer – Kantar
Robert Bowtell……………………………………………………………	Chief Financial Officer – Kantar

8.	Related party transactions

Details of related party transactions (which for these purposes are those set out in the standards adopted according to Regulation (EC) No 1606/2002) that WPP has entered into are set out below:

(a)

during the financial year ended 31 December 2016, such transactions are disclosed in note 30 on p.221 of WPP’s 2016 Annual Report and Accounts which is hereby incorporated by reference into this document;

(b)

during the financial year ended 31 December 2017, such transactions are disclosed in note 30 on p.157 of WPP’s 2017 Annual Report and Accounts which is hereby incorporated by reference into this document;

(c)

during the financial year ended 31 December 2018, such transactions are disclosed in note 28 on p.156 of WPP’s 2018 Annual Report and Accounts which is hereby incorporated by reference into this document; and

(d)	during the period from 1 January 2019 to the date of this document, WPP has not entered into any related party transactions.

9.	Material contracts

9.1	Continuing Group

No contracts have been entered into (other than contracts entered into in the ordinary course of business) by any member of the Continuing Group either: (i) within the period of two years immediately preceding the date of this document which are or may be material to the Continuing Group; or (ii) which contain any provisions under which any member of the Continuing Group has any obligation or entitlement which is, or may be, material to the Continuing Group as at the date of this document, save as disclosed below:

Sale Agreement

Your attention is drawn to Part 3 (Principal Terms and Conditions of the Transaction) of this document which contains a summary of the Sale Agreement.

Shareholders’ Agreement

Your attention is drawn to Part 3 (Principal Terms and Conditions of the Transaction) of this document which contains a summary of the Shareholders’ Agreement.

Revolving Credit Facility

The Company and certain of its subsidiaries are party to a revolving credit facility agreement dated 15 March 2019 (the Revolving Credit Facility Agreement) with, amongst others, Citigroup Europe Plc, UK branch, as facility agent and a syndicate of banks and financial institutions as lenders. WPP CP LLC, WPP Finance Co. Limited and WPP CP Finance Plc are borrowers under the Revolving Credit Facility Agreement and the Company, WPP Jubilee Limited and WPP 2005 Limited are guarantors. The Revolving Credit Facility Agreement also requires other subsidiaries of the Company to guarantee the revolving credit facility (the RCF) granted under the Revolving Credit Facility Agreement if they provide a guarantee to another creditor in respect of financial indebtedness of the WPP Group in excess of USD 50,000,000. The amount of the RCF is USD 2,500,000,000 (which includes a USD 1,200,000,000 swingline facility). The RCF is a multi-currency facility and may be drawn in USD, euro, sterling, yen, Swiss francs or any other currency approved by all the lenders. As at 30 September 2019, no amount of the RCF was drawn.

The term of the RCF is five years and the Revolving Credit Facility Agreement includes an extension option which allows for the RCF to be extended by a period of one or two years in the lenders’ sole discretion. An extension fee is payable by the Company in the event that the RCF is extended. The margin in respect of the RCF is subject to variation according to a ratchet set by reference to the credit rating of the Company. A utilisation fee is payable in respect of the drawn amount of the RCF and this is subject to variation according to a ratchet set by reference to the percentage of the RCF drawn. A commitment fee of 35 per cent. of the applicable margin is payable on the undrawn amount of the RCF.

The RCF is unsecured. The Revolving Credit Facility Agreement contains financial covenants, as well as customary representations, covenants and events of default. The Revolving Credit Facility Agreement requires mandatory prepayment upon a change of control of the Company.

Australian Dollar Revolving Credit Facility

On 26 June 2018, WPP AUNZ Limited (a member of the WPP Group) entered into an agreement for a one year revolving credit facility for AUD$150 million due 29 June 2019 and a three year revolving credit facility for AUD$370 million due 29 June 2021 with a syndicate of lending banks and Westpac Banking Corporation acting as Agent. Both facilities remain available to the Company as the one year revolving credit facility has been renewed and is now due on 29 June 2020. Joint and several guarantees are provided by subsidiaries of WPP AUNZ that represent at least 75 per cent. of EBITDA and at least 75 per cent. of total tangible assets. These facilities are available for drawing by way of cash advances in Australian Dollars, including up to AUD$50 million equivalent in multicurrency on a revolving basis. The rate of margin for the AUD$150 million facility is 1.25 per cent. The rate of margin for the AUD$370 million facility is determined by the ratio of Net Debt to EBITDA. If the ratio is greater than 2.5 the rate of margin for the facility shall be 1.75 per cent. If the ratio is greater than 2.0 and less than or equal to 2.5 the rate of margin for the facility shall be 1.45 per cent. If the ratio is greater than 1.5 and less than or equal to 2.0 the rate of margin for the facility shall be 1.30 per cent. If the ratio is greater than 1.0 and less than or equal to 1.5 the rate of margin for the facility shall be 1.15 per cent. If the ratio is less than or equal to 1.0 the rate of margin for the facility shall be 1.00 per cent. The commitment fee payable on undrawn commitments is equal to 45 per cent. of the then applicable margin. The facility contains customary representations, covenants and events of default. As at 30 September 2019, AUD$357 million was drawn.

Eurobonds and EMTN Programme

(i)	3 per cent. Guaranteed Senior Bonds due November 2023

On 20 November 2013, WPP Finance 2013 (a subsidiary of the Company) issued EUR 750,000,000 3 per cent. guaranteed senior bonds due November 2023. The bonds are guaranteed by the Company, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a trust deed dated 11 November 2013 between WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an agency agreement dated 11 December 2013 between WPP Finance 2013, the guarantors, and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a change of control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision.

(ii)	2.250 per cent. Guaranteed Senior Bonds due September 2026

On 22 September 2014, WPP Finance S.A. (a subsidiary of the Company) issued EUR 750,000,000 2.250 per cent. guaranteed senior bonds due September 2026. The bonds are guaranteed by the Company, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a trust deed dated 11 November 2013 between WPP Finance S.A., the guarantors and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an agency agreement dated 11 November 2013 between WPP Finance S.A., the guarantors, and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a change of control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision.

(iii)	1.625 per cent. Guaranteed Senior Bonds due March 2030

On 23 March 2015, WPP Finance Deutschland GmbH (a subsidiary of the Company) issued EUR 600,000,000 1.625 per cent. guaranteed senior bonds due March 2030. The bonds are guaranteed by the Company, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a trust deed dated 11 November 2013 as supplemented by a first supplemental trust deed dated 14 November 2014 between, inter alios, WPP Finance Deutschland GmbH, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alios, WPP Finance Deutschland GmbH, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a change of control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision.

(iv)	0.75 per cent. Guaranteed Senior Bonds due November 2019

On 18 November 2015, WPP Finance 2013 issued EUR 600,000,000 0.75 per cent. guaranteed senior bonds due November 2019. The bonds are guaranteed by the Company, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a trust deed dated 11 November 2013 as supplemented by a first supplemental trust deed dated 14 November 2014 between, inter alios, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an agency agreement dated 11 November 2013 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a change of control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision.

(v)	2.875 per cent. Fixed Rate Guaranteed Senior Bonds due 14 September 2046

On 14 September 2016, WPP Finance 2013 issued GBP 400,000,000 2.875 per cent. fixed rate guaranteed senior bonds due 14 September 2046 under its EUR 4,000,000,000 Euro Medium Term Note Programme. The bonds are guaranteed by the Company, WPP 2005 Limited and WPP Jubilee Limited, and are constituted by a Trust Deed dated 14 November 2014 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an agency agreement dated 11 November 2013 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are admitted to the Official List of the Irish Stock Exchange and to trading on the Global Exchange Market. The terms and conditions of the bonds contain a redemption provision at the option of the bondholders on a change of control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision.

(vi)	Guaranteed Senior Bonds due May 2020

On 18 May 2017, WPP Finance 2013 issued EUR 250,000,000 guaranteed senior bonds due May 2020 which pay a coupon of 3 month EURIBOR + 0.32 per cent. The bonds are guaranteed by the Company, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a trust deed dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an agency agreement dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a change of control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision.

(vii)	Guaranteed Senior Bonds due March 2022

On 20 March 2018, WPP Finance 2013 issued EUR 250,000,000 guaranteed senior bonds due March 2022 which pay a coupon of 3 month EURIBOR + 0.45 per cent. The bonds are guaranteed by the Company, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a trust deed dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an agency agreement dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a change of control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision.

(viii)	Guaranteed Senior Bonds due March 2025

On 20 March 2018, WPP Finance 2016 (a subsidiary of the Company) issued EUR 500,000,000 1.375 per cent. guaranteed senior bonds due March 2025. The bonds are guaranteed by the Company, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a trust deed dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an agency agreement dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a change of control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision.

U.S. Notes

(i)	4.75 per cent. Guaranteed Senior Notes due November 2021

On 21 November 2011, WPP Finance 2010 (a member of the WPP Group) issued $500,000,000 of 4.75 per cent. guaranteed senior notes due November 2021. On 2 December 2011, WPP Finance 2010 issued an additional $312,387,000 of 4.75 per cent. guaranteed senior notes due November 2021 in exchange for $281,369,000 outstanding 5.875 per cent. Senior Notes due 2014 of WPP Finance (UK). In total, WPP Finance 2010 issued $812,387,000 of the 4.75 per cent. guaranteed senior notes due November 2021 pursuant to an indenture and the first supplemental indenture, both dated 2 November 2011, between, among others, WPP Finance 2010 as Issuer, the Company, WPP Air 1, WPP 2008 Limited and WPP 2005 Limited as Guarantors, and Wilmington Trust National Association as Trustee, Citibank, N.A., as Security Registrar and Principal Paying Agent and Citibank N.A., London Branch as Paying Agent (the Indenture). The Indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the issuer or any of the guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The holders of the notes have the right to require the issuer to repurchase the notes at a price equal to 101 per cent. of the principal amount of the notes in the event that there is a change of control of the Company and the notes lose their investment grade rating. The Indenture also contains a joint and several indemnity from the issuer and the guarantors referred to above in favour of the trustee. In a fourth supplemental indenture dated 14 December 2012, arrangements were made for the Company and WPP Jubilee Limited to accede as additional guarantors subject to the court approval of the scheme of arrangement referred to in paragraph 2 of this Part 6 (Additional Information).

(ii)	3.625 per cent. Guaranteed Senior Notes due September 2022 and 5.125 per cent. Guaranteed Senior Notes due September 2042

On 7 September 2012, WPP Finance 2010 issued $500,000,000 3.625 per cent. guaranteed senior notes due September 2022 and $300,000,000 5.125 per cent. guaranteed senior notes due September 2042. These notes were issued under the Indenture, as supplemented by a second supplemental indenture and a third supplemental indenture, respectively, each dated as at 7 September 2012, between, among others, WPP Finance 2010 as issuer, WPP 2012 Limited (previously known as WPP plc), WPP Air 1, WPP 2008 Limited and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. The indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the issuer or any of the guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the Guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The holders of the notes have the right to require the issuer to repurchase the notes at a price equal to 101 per cent. of the principal amount of the notes in the event that there is a change of control of the Company and the notes lose their investment grade rating. The Indenture also contains a joint and several indemnity from the issuer and the guarantors referred to above in favour of the trustee. During 2018, WPP Finance 2010 repurchased and cancelled $28,422,000 5.125 per cent. guaranteed senior notes due September 2042. In May 2019, WPP Finance 2010 repurchased and cancelled $174,744,000 5.125 per cent. guaranteed senior notes due September 2042.

(iii)	5.625 per cent. Guaranteed Senior Notes due November 2043

On 12 November 2013, WPP Finance 2010 issued $500,000,000 5.625 per cent. guaranteed senior notes due November 2043. These notes were issued under an indenture dated 12 November 2013, as supplemented by a supplemental indenture dated 12 November 2013, between, among others WPP Finance 2010 as issuer, the Company, WPP Jubilee Limited, and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and principal paying agent and Citibank, N.A., London Branch as paying agent. Aside from the coupon and repayment date, the terms and conditions of these notes are the same as those for the $812,387,000 4.75 per cent. notes due November 2021 described above. During 2018 WPP Finance 2010 repurchased and cancelled $49,690,000 5.625 per cent. guaranteed senior notes due November 2043. In May 2019, WPP Finance 2010 repurchased and cancelled $230,465,000 5.625 per cent. guaranteed senior notes due November 2043.

(iv)	3.750 per cent. Guaranteed Senior Notes due September 2024

On 19 September 2014, WPP Finance 2010 issued $750,000,000 3.750 per cent. guaranteed senior notes due September 2024. These notes were issued under an indenture dated 19 September 2014, as supplemented by a supplemental indenture dated 19 September 2014, among WPP Finance 2010 as issuer, the Company, WPP Jubilee Limited, and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. Aside from the coupon and repayment date, the terms and conditions of these notes are the same as those for the $500,000,000 5.625 per cent. notes due November 2043 described above.

US Deposit Agreement

On 2 January 2013, the Company entered into a deposit agreement with Citibank, N.A. (the Depositary), to which the holders and beneficial owners of ADSs are also parties, that sets out the terms on which the Depositary has agreed to act as depositary with respect to WPP ADSs (the US Deposit Agreement). The US Deposit Agreement contains, amongst other things, customary provisions pertaining to the form of ADSs, the deposit and withdrawal of Ordinary Shares, distributions to holders of ADSs, voting of Ordinary Shares underlying ADSs, obligations of the Depositary and the Company, charges of the Depositary, and compliance with U.S. securities laws.

9.2	Kantar Business

No contracts have been entered into (other than contracts entered into in the ordinary course of business) by any member of the Kantar Business either: (i) within the period of two years immediately preceding the date of this document which are or may be material to the Kantar Business; or (ii) which contain any provisions under which any member of the Kantar Business has any obligation or entitlement which is, or may be, material to the Kantar Business as at the date of this document.

10.	Litigation

10.1	Continuing Group

There are no, nor have there been any, governmental, legal or arbitration proceedings (nor is WPP aware of any such proceedings which are pending or threatened) which may have, or during the last twelve months before the date of this document have had, a significant effect on WPP and/or the Continuing Group’s financial position or profitability.

10.2	Kantar Business

There are no, nor have there been any, governmental, legal or arbitration proceedings (nor is WPP aware of any such proceedings which are pending or threatened) which may have, or during the last twelve months before the date of this document have had, a significant effect on the Kantar Business’s financial position or profitability.

11.	Working Capital

The Company is of the opinion that, taking into account the bank and other facilities available to the Continuing Group and the net proceeds of the Transaction, the Continuing Group has sufficient working capital available for its present requirements, that is, for at least the next twelve months from the date of publication of this document.

12.	WPP Group profit forecast

12.1

On 9 August 2019, as part of its half-year results for the six months ended 30 June 2019, the Company reiterated the following guidance that it had previously provided in respect of the financial targets for the Company for the year ending 31 December 2019:

(a)	“Like-for-like revenue less pass-through costs down 1.5% to 2.0%”; and

(b)	“Headline operating margin to revenue less pass-through costs down around 1.0 margin point on a constant currency basis (excluding the impact of IFRS 16: Leases)”,

(together, the “Profit Forecast”).

The above statements represent a profit forecast under the Listing Rules. The Directors have considered and reconfirm that the Profit Forecast continues to be valid as at the date of this document.

12.2	Basis of preparation

The Profit Forecast has been properly compiled on the basis of the assumptions stated below and on a basis consistent with the accounting policies of the Company used for the purposes of preparation of the

Company’s 2016 Annual Report and Accounts, 2017 Annual Report and Accounts and 2018 Annual Report and Accounts, which are expected by the Directors to be applicable for the year ending 31 December 2019 and which are in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the IASB.

The Directors prepared the Profit Forecast on the basis of: (a) the unaudited interim results for the six months ended 30 June 2019; and (b) the projected performance of the WPP Group for the remaining six months of the year ending 31 December 2019.

The Profit Forecast has been compiled based on the existing WPP Group, and as such includes both the year to date performance and projected performance of Kantar for the year ending 31 December 2019.

WPP’s headline operating profit represents operating profit before gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, litigation settlement, gain on sale of freehold property in New York and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

12.3	Principal Assumptions

The principal assumptions on which the Profit Forecast was based, which are outside the influence or control of the Directors are:

(a)	there will be no material changes to existing prevailing macroeconomic or political conditions in the markets and regions in which the WPP Group operates, including any potential impact of Brexit;

(b)	there will be no material changes in the timing of significant client projects currently forecast for the year to 31 December 2019, or loss of any of the WPP Group’s key accounts;

(c)	there will be no material adverse events that will have a significant impact on WPP Group’s financial performance;

(d)	there will be no business disruptions that materially affect the WPP Group or its key customers, including natural disasters, acts of terrorism, cyber-attack and/or technological issues;

(e)	there will be no material changes in legislation or regulatory requirements impacting on the WPP Group’s operations or its accounting policies; and

(f)	there will be no material movements in foreign currency exchange rates in the WPP Group’s major markets from the prevailing rates which have been applied in the Profit Forecast.

The principal assumptions on which the Profit Forecast was based, which are within the influence or control of the Directors are:

(a)	the Profit Forecasts exclude any future acquisitions, disposals (including Kantar) or joint venture agreements. The impact of the disposal of Kantar has not been reflected; and

(b)	there will be no material change to WPP’s existing operational structure and strategy.

13.	No significant change

13.1	Continuing Group

There has been no significant change in the financial or trading position of the Continuing Group since 30 June 2019, being the end of the last financial period for which financial information has been published.

13.2	Kantar Business

There has been no significant change in the financial or trading position of the Kantar Business since 30 June 2019, being the date to which the historical financial information relating to the Kantar Business included in Part 4 (Financial Information relating to the Kantar Business) of this document was prepared.

14.	Consents

14.1

Deloitte LLP has given, and not withdrawn, its written consent to the inclusion of its report on the unaudited pro forma statement of net assets of the Continuing Group set out in Section 1 of Part 5 (Accountants’ Report on the Unaudited Pro Forma Statement of Net Assets of the Continuing Group) of this document in the form and context in which it appears.

14.2	Goldman Sachs has given, and not withdrawn, its written consent to the issue of this document with references to its name being included in the form and context in which they appear.

14.3	Ardea Partners has given, and not withdrawn, its written consent to the issue of this document with references to its name being included in the form and context in which they appear.

14.4	BofA Merrill Lynch has given, and not withdrawn, its written consent to the issue of this document with references to its name being included in the form and context in which they appear.

14.5	Lazard has given, and not withdrawn, its written consent to the issue of this document with references to its name being included in the form and context in which they appear.

15.	Incorporation by reference

Information from the following documents has been incorporated into this document by reference:

Section of this document
which refers to the
Information incorporated	information incorporated	Where the information can be accessed
by reference	by reference	by Shareholders

Related party transactions which WPP has entered into during the financial year ended 31 December 2016	Part 6 (Additional Information), section 8 (related party transactions), paragraph (a).	https://www.wpp.com/investors/results-presentations-and-reports

Related party transactions which WPP has entered into during the financial year ended 31 December 2017	Part 6 (Additional Information), section 8 (related party transactions), paragraph (b).	https://www.wpp.com/investors/results-presentations-and-reports

Related party transactions which WPP has entered into during the financial year ended 31 December 2018	Part 6 (Additional Information), section 8 (related party transactions), paragraph (c).	https://www.wpp.com/investors/results-presentations-and-reports

Information that is itself incorporated by reference in the above documents is not incorporated by reference into this document. Where only parts of a document are being incorporated by reference in this document, the parts of the document which are not being incorporated by reference are either not relevant for the investor or are covered elsewhere in this document.

16.	Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Allen & Overy LLP at One Bishops Square, London E1 6AD and on the Company’s website (https://www.wpp.com/investors), where Shareholders, ADS holders and beneficial owners of Ordinary Shares and ADSs can follow instructions on how to access such documents, from the date of this document up to and including the date of the General Meeting and for the duration of the General Meeting:

a)	the Company’s articles of association;

b)	the audited financial statements of WPP for each of the financial years ended 31 December 2016, 31 December 2017 and 31 December 2018;

c)	the consent letters referred to in paragraph 14 of this Part 6 (Additional Information) of this document;

d)	this document and the Form of Proxy;

e)	the Sale Agreement;

f)	the Deed of Amendment; and

g)	the Shareholders’ Agreement.

PART 7

DEFINITIONS

The following definitions apply throughout this document, unless the context otherwise requires:

ADS(s)	American Depositary Share(s) of the Company (each ADS representing five Ordinary Shares)

ADS Record Date	2 October 2019, which is the date on which the holders of ADSs must hold their ADSs in order to give ADS voting instructions to the Depositary

ADS Voting Instruction Form	the enclosed voting form for use by holders of ADSs to vote at the General Meeting

Aggregate Consideration	has the meaning given in paragraph 1.3, Part 3 (Principal Terms and Conditions of the Transaction) of this document

Antitrust Conditions	has the meaning given in paragraph 1.5, Part 3 (Principal Terms and Conditions of the Transaction) of this document

Ardea Partners	Ardea Partners International LLP

Bain Capital	Bain Capital Private Equity (Europe), LLP, its affiliates, and the funds managed and/or advised by the foregoing, but excluding the portfolio companies of such funds

Board	the board of Directors of the Company

BofA Merrill Lynch	Merrill Lynch International, a subsidiary of Bank of America Corporation

Circular	this document

Company or WPP

WPP plc, a public limited company incorporated in Jersey under the Companies (Jersey) Law 1991 with registered number 111714, whose registered office is Queensway House, Hilgrove Street, St Helier, Jersey, JE1 1ES and head office is at Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL

Computershare	Computershare Investor Services (Jersey) Limited, the Company’s Registrar

Continuing Group	the WPP Group with effect from First Completion and any subsequent Deferred Completion(s)

CREST	the electronic transfer and settlement system for the paperless settlement of trades in listed securities operated by Euroclear

CREST Manual	the manual, as amended from time to time, produced by Euroclear describing the CREST system and supplied by Euroclear to users and participants thereof

CREST Proxy Instruction	has the meaning given in paragraph 6, Part 8 (Notice of General Meeting) of this document

CREST Regulations	Companies (Uncertificated Securities) (Jersey) Order 1999, as amended

Deed of Amendment	the deed of amendment dated 7 October 2019 between WPP, the Purchaser and UK Bidco, amending the Sale Agreement

Deferred Completion(s)	has the meaning given in paragraph 3, Part 1 (Letter from the Chairman of WPP) of this document

Deferred Value	has the meaning given in paragraph 3, Part 1 (Letter from the Chairman of WPP) of this document

Depositary	Citibank, N.A., acting through its New York office located at 388 Greenwich Street, New York, New York 10013

Directors	the directors of the Company whose names appear on page 6 of this document

Disclosure Guidance and Transparency Rules	the disclosure and transparency rules made by the FCA under section 73A of FSMA, as amended from time to time

Drag	has the meaning given in paragraph 4.3, Part 3 (Principal Terms and Conditions of the Transaction) of this document

EBITDA

profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, share of exceptional losses/gains of associates, depreciation of property, plant and equipment, losses/gains on remeasurement of equity interests arising from a change in scope of ownership and restructuring and transformation costs

Enterprise Value	approximately $4.0 billion

EU Merger Regulation	Council Regulation (EC) No. 139/2004

Euroclear	Euroclear UK & Ireland Limited, the operator of CREST (as defined in the CREST Regulations)

FCA or Financial Conduct Authority	the UK Financial Conduct Authority

First Completion	has the meaning given in paragraph 3, Part 1 (Letter from the Chairman of WPP) of this document

First Completion Date	The date on which First Completion occurs

First Long Stop Date	12 February 2020

Form of Proxy	the personalised Form of Proxy accompanying this document

FSMA	the Financial Services and Markets Act 2000, as amended from time to time

Fundamental Warranties	the warranties in paragraphs 1.1, 1.2, 1.3, 1.5 and 1.7(a) to (c) of Schedule 3 to the Sale Agreement

General Meeting	the general meeting of the Company to be convened in connection with the Transaction, notice of which accompanies this document, including any adjournment of it

Goldman Sachs	Goldman Sachs International

GroupM	one of WPP’s global media brands

Indenture	has the meaning given in paragraph 9.1, Part 6 (Additional Information) of this document

Investor Securityholders	the Purchaser (and such of its affiliates who may hold interests in RoW JVCo and/or US JVCo at First Completion)

IPO	has the meaning given in paragraph 4.3, Part 3 (Principal Terms and Conditions of the Transaction) of this document

IT Transitional Services Agreement

the technology services transitional services agreement to be entered into between WPP 2005 Limited and such member(s) of the Purchaser’s group and/or the Target Group as the Purchaser shall designate prior to First Completion

Joint Venture	the joint venture between WPP and the Purchaser with respect to the Kantar Business established pursuant to the Transaction

JV Board(s)	has the meaning given in paragraph 4.1, Part 3 (Principal Terms and Conditions of the Transaction) of this document

JV Companies or JV Company	US JVCo and/or ROW JVCo

JV Securities	has the meaning given in paragraph 4.1, Part 3 (Principal Terms and Conditions of the Transaction) of this document

Kantar or the Kantar Business	the global data, research, consulting and analytics business of the WPP Group

Kantar Reorganisation	the carve-out of the Target Group from the wider WPP Group by way of a corporate reorganisation

Kantar Reorganisation Condition	has the meaning given in paragraph 1.5, Part 3 (Principal Terms and Conditions of the Transaction) of this document

Latest Practicable Date	4 October (being the last practicable date before publication of this document)

Lazard	Lazard Frères & Co. LLC

Listing Rules	the listing rules made by the FCA under section 73A of FSMA (as amended from time to time)

Locked Box Date	31 December 2018

Majority Holder	has the meaning given in paragraph 4.3, Part 3 (Principal Terms and Conditions of the Transaction) of this document

Material Jurisdictions Condition	has the meaning given in paragraph 3, Part 1 (Letter from the Chairman of WPP) and paragraph 1.5, Part 3 (Principal Terms and Conditions of the Transaction) of this document

Nominated Person	has the meaning given in paragraph 5, Part 8 (Notice of General Meeting) of this document

Non-IT Transitional Services Agreement

the operational transitional services agreement to be entered into between WPP 2005 Limited and such member(s) of the Purchaser’s group and/or the Target Group as the Purchaser shall designate prior to First Completion

Non-Subscribing Securityholder	has the meaning given in paragraph 4.4, Part 3 (Principal Terms and Conditions of the Transaction) of this document

Notice of General Meeting	the notice of General Meeting contained in Part 8 (Notice of General Meeting) of this document

Ordinary Shares	the Ordinary Shares of £0.10 each in the share capital of the Company

Outside-Perimeter Tax Claims

claims under the Tax Covenant in respect of tax liabilities of a member of the Target Group which do not arise directly or primarily as a consequence of anything done by any member of the Target Group and result from either: (i) any Relevant Person (meaning any person except a member of the Target Group, the Purchaser and certain related companies of the Purchaser) failing to discharge a liability to pay, account for or discharge any tax; or (ii) anything done by a Relevant Person (where the liability is imposed on the member of the Target Group jointly, or jointly and severally, with the Relevant Person), where in each case the tax liability of the Target Company would not have arisen but for the relationship between the member of the Target Group with that Relevant Person prior to the relevant completion

Pre-emption	has the meaning given in paragraph 4.4, Part 3 (Principal Terms and Conditions of the Transaction) of this document

Profit Amount	has the meaning given in paragraph 1.3, Part 3 (Principal Terms and Conditions of the Transaction) of this document

Prospectus Rules	the prospectus rules made by the FCA under Part 6 of FSMA

Proviso	has the meaning given in paragraph 1.5, Part 3 (Principal Terms and Conditions of the Transaction) of this document

Purchaser

Summer (BC) Topco S.à r.l. (registered number B235480), a private limited company incorporated in Luxembourg and whose registered office is at 4, rue Lou Hemmer, L-1748 Luxembourg-Findel, Grand Duchy of Luxembourg

RCF	has the meaning given in paragraph 9.1, Part 6 (Additional Information) of this document

Registrar	Computershare

Regulatory Information Service	has the meaning given to such term in the Listing Rules

Revolving Credit Facility Agreement	has the meaning given in paragraph 9.1, Part 6 (Additional Information) of this document

ROFO	has the meaning given in paragraph 4.3, Part 3 (Principal Terms and Conditions of the Transaction) of this document

RoW JVCo	has the meaning given in paragraph 4.1, Part 3 (Principal Terms and Conditions of the Transaction) of this document

Sale Agreement

the sale and purchase agreement dated 12 July 2019 between WPP, the Purchaser and UK Bidco (as amended on 7 October 2019 pursuant to the Deed of Amendment) setting out the terms and conditions of the Transaction, further details of which are set out in Part 3 (Principal Terms and Conditions of the Transaction) of this document

Second Long Stop Date	12 July 2020

Securityholders	has the meaning given in paragraph 4.1, Part 3 (Principal Terms and Conditions of the Transaction) of this document

Sellers	certain subsidiaries within the Continuing Group that will sell the Target Companies and/or Target Subsidiaries pursuant to the terms of the Sale Agreement

Shareholder	a holder of Ordinary Shares from time to time

Shareholders’ Agreement

the shareholders’ agreement to be entered into between WPP Securityholders and Investor Securityholders on First Completion, further details of which are set out in Part 3 (Principal Terms and Conditions of the Transaction) of this document

Sponsor	BofA Merrill Lynch

Sterling, Pound Sterling, GBP or £	the lawful tender for the time being and from time to time of the United Kingdom

Tag	has the meaning given in paragraph 4.3, Part 3 (Principal Terms and Conditions of the Transaction) of this document

Target Companies	has the meaning given in paragraph 1.1, Part 3 (Principal Terms and Conditions of the Transaction) of this document

Target Group	the Target Companies and the Target Subsidiaries

Target Subsidiaries	certain entities comprising the Kantar Business that will be carved out of the WPP Group pursuant to the Kantar Reorganisation

Tax Covenant	the tax covenant to be entered into by WPP, the Purchaser and UK Bidco on First Completion

Total FY18 Baseline EBITDA

means the total management EBITDA (earnings before interest, taxation, depreciation and amortisation) as reported by the Target Group in the WPP financial reporting system (SAP BFC) for the financial year ended 31 December 2018 at the WPP 2018 Constant Currency Rates, as set out in a document entitled the “Total FY18 Baseline EBITDA Statement” which has been agreed between the Company and the Purchaser; for this purpose the WPP 2018 Constant Currency Rates mean the Company’s budgeted 2018 exchange rates which are applied to local currency reported results in order to derive a US dollar-denominated income statement that excludes the impact of movements in exchange rates across the current and prior years

Total Headline Base Consideration	$3,604,000,000

Transaction

the transaction pursuant to which it is intended that the Kantar Business will be managed as a joint venture between WPP and the Purchaser, to be effected pursuant to the terms of the Sale Agreement and the Shareholders’ Agreement, to be approved by Shareholders at the General Meeting

Transaction Resolution	the ordinary resolution to be proposed and considered at the General Meeting to approve the Transaction, as set out in the Notice of General Meeting forming part of this document

Transitional Services Agreements	the Non-IT Transitional Services Agreement and the IT Transitional Services Agreement

UK Bidco	Summer (BC) UK Bidco Limited (registered number 12093836), a private limited company incorporated in England and whose registered office is at 11th Floor, 200 Aldersgate Street, London EC4A 4HD

UK Listing Authority	the FCA when it is exercising its powers under Part 6 of FSMA

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland

U.S. Deposit Agreement	has the meaning given in paragraph 9.1, Part 6 (Additional Information) of this document

US JVCo	has the meaning given in paragraph 4.1, Part 3 (Principal Terms and Conditions of the Transaction) of this document

WPP Group or the Group	the Company and its subsidiary undertakings immediately before First Completion

WPP Securityholders	has the meaning given in paragraph 4.1, Part 3 (Principal Terms and Conditions of the Transaction) of this document

All references to legislation in this document are to the legislation of England and Wales unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension of it.

For the purpose of this document, “subsidiary” and “subsidiary undertaking” have the meanings given by the Companies Act 2006 of England & Wales.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

PART 8

NOTICE OF GENERAL MEETING

WPP PLC

(Incorporated in Jersey under the Companies (Jersey) Law 1991 with registered number 111714)

Notice is given that a general meeting of WPP plc (the Company) will be held on 24 October 2019 at 11 a.m. at Allen & Overy LLP, One Bishop’s Square, London E1 6AD (the General Meeting) to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

THAT

(a) the proposed sale by the Company and its subsidiaries of 60 per cent. of their Kantar business, and the establishment of, and compliance by the Company and its subsidiaries with the terms and conditions of, the Joint Venture, each as described in the Circular of which this notice forms part (together, the Transaction), as a Class 1 transaction substantially on the terms and subject to the conditions of the sale agreement dated 12 July 2019 (as amended) between the Company, Summer (BC) UK Bidco Limited and Summer (BC) Topco S.à r.l. (the Sale Agreement) and the shareholders’ agreement to be entered into between, among others, certain subsidiaries of the Company and Summer (BC) Topco S.à r.l. (the Shareholders’ Agreement), and all other agreements and ancillary documents contemplated by the Sale Agreement and the Shareholders’ Agreement, be and are approved for the purposes of Chapter 10 of the Listing Rules of the Financial Conduct Authority, with any changes as are permitted in accordance with (b) below; and

(b) the directors of the Company (the Directors) (or any duly authorised committee of the Directors) be and are authorised: (i) to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as the Directors (or any duly authorised committee of the Directors) consider necessary, expedient or desirable in connection with, and to implement, the Transaction; and (ii) to agree such modifications, variations, revisions, waivers, extensions, additions or amendments (not being modifications, variations, revisions, waivers, extensions, additions or amendments of a material nature) as the Directors (or any duly authorised committee of the Directors) may in their absolute discretion deem necessary, expedient or desirable in connection with the Transaction, the Sale Agreement, the Shareholders’ Agreement and/or the associated and ancillary agreements.

By order of the Board

Marie Capes

Company Secretary

7 October 2019

Registered office: Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES.

Notes:

1.

Only Shareholders whose names appear on the register of members of the Company at 6:00 p.m. on 22 October 2019 shall be entitled to attend the General Meeting (the Meeting) either in person or by proxy and the number of Ordinary Shares then registered in their respective names shall determine the number of votes such persons are entitled to cast at the Meeting.

2.

A Shareholder entitled to attend and vote at the Meeting may appoint one or more proxies to attend, speak and vote instead of him or her. A Shareholder may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise rights attached to a different share or shares held by him/her. A proxy need not be a Shareholder of the Company.

3.

To be valid, the Form of Proxy for use at the Meeting and power of attorney or other authority, if any, under which it is signed or a notarially certified or office copy of such power of authority, must be deposited at the offices of the Company’s Registrar, c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, not less than 48 hours before the time appointed for holding the Meeting. Completion and return of the Form of Proxy will not prevent you from attending and voting at the Meeting instead of your proxy, if you wish.

4.

As an alternative to completing and returning the printed Form of Proxy, you may submit your proxy online by accessing the Company’s website, www.wpp.com/investors or at www.eproxyappointment.com. For security purposes, Shareholders will need to provide their Shareholder Reference Number (SRN), Control Number and Personal Identification Number (PIN) to validate the submission of their proxy online. Shareholders’ individual SRNs and PINs are shown on the printed Form of Proxy or contained in the email sent to them.

5.

A person to whom this Notice is sent who is a person nominated to enjoy information rights (a Nominated Person) may, under an agreement between him/her and the Shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the Shareholder as to the exercise of voting rights. The statements of the rights of Shareholders in relation to the appointment of proxies in paragraphs 2, 3, and 4 above and paragraph 6 below do not apply to a Nominated Person. The rights described in these paragraphs can only be exercised by registered members of the Company.

6.

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the Meeting and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, whether it constitutes the appointment of the proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s agent, Computershare Investor Services PLC, ID 3RA50, by no later than 48 hours before the time appointed for the Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST application’s host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any amendment to the instruction given to a proxy appointed through CREST should be communicated to the proxy through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timing and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s) to procure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timing. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Article 34 of the Companies (Uncertificated Securities) (Jersey) Order 1999.

7.

Holders of the Company’s American Depositary Shares as of 2 October 2019 (the ADS Record Date) may exercise their votes through the Depositary, Citibank N.A., by returning the enclosed ADS Voting Instruction Form or by providing timely electronic voting instructions to the Depositary in the manner described in the ADS Voting Instructions Form. If you hold ADSs in a brokerage or custodian account, please consult with your broker or custodian on how you may provide voting instructions. Registered holders of ADSs as of the ADS Record Date who wish to attend and vote at the Meeting must follow the attendance and voting procedures set forth in the ADS Voting Instruction Form.

8.

As at 4 October 2019 (being the last practicable business day prior to publication of this Notice) the Company’s issued share capital consists of 1,332,737,602 Ordinary Shares carrying one vote each of which 70,787,730 shares are held in treasury. Therefore, the total voting rights in the Company as at 4 October 2019 are 1,261,949,872.

9.

The documents listed in paragraph 16 of Part 6 (Additional Information) of the Circular will be available for inspection at the offices of Allen & Overy LLP, One Bishop’s Square, London E1 6AD during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this Notice until the day of the Meeting and will be available for inspection at the place of the Meeting from 15 minutes before the Meeting until it ends.